Exhibit 99.1

WESTONARIA 23 February 2017:  Sibanye Gold Limited (“Sibanye” or the “Group”) (JSE: SGL & NYSE: SBGL) is pleased to report operating and financial results for the six months ended 31 December 2016, and reviewed condensed consolidated preliminary financial statements for the year ended 31 December 2016.

SALIENT FEATURES FOR THE YEAR ENDED 31 DECEMBER 2016

•                  Record operating profit of R10.5 billion (US$717 million)

•                  Headline earnings of R2.5 billion (US$169 million) — represents a 269% increase year-on-year

•                  Normalised earnings per share increased 196% to 397 cents (ZAR) (27 US cents)

•                  Total dividend of 145 cents per share (ZAR) for the year, representing 37% of normalised earnings

SALIENT FEATURES FOR THE SIX MONTHS ENDED 31 DECEMBER 2016

•                  Platinum Division delivers operating profit of R304 million (US$21 million)

•                  Rustenburg operations return to profitability with a R74 million (US$5 million) operating profit for November and December

•                  Kroondal and Mimosa Operations continued their excellent performance

•                  Gold production was 2% higher than for the first half of 2016 at 23,805kg (765,400oz)

•                  Final dividend, number 8 of 60 cents per share (ZAR) declared

United States Dollars								South African Rand
Year		Six months ended						Six months ended			Year
Dec 2015	Dec 2016	Dec 2015	June 2016	Dec 2016	KEY STATISTICS			Dec 2016	June 2016	Dec 2015	Dec 2016	Dec 2015
					Gold Division
1,536.0	1,512.2	822.1	746.8	765.4	000’oz	Gold produced	kg	23,805	23,229	25,571	47,034	47,775
1,160	1,242	1,115	1,220	1,268	US$/oz	Revenue	R/kg	569,535	603,427	487,736	586,319	475,508
65	59	61	57	61	US$/t	Operating cost	R/t	854	869	839	862	825
497.0	691.7	298.0	346.0	345.7	US$m	Operating profit	Rm	4,834.6	5,320.7	3,971.0	10,155.3	6,337.0
28	37	32	38	36%		Operating margin	%	36	38	32	37	28
1,031	954	941	908	1,005	US$/oz	All-in sustaining cost	R/kg	451,352	448,922	411,795	450,152	422,472
					Platinum Division — attributable(1)
—	238,662	—	51,346	187,316	oz	Platinum produced	kg	5,826	1,597	—	7,423	—
—	420,763	—	92,773	327,990	oz	4E PGM(2) production	kg	10,201	2,886	—	13,087	—
—	832	—	832	874	US$/4Eoz	Average basket price	R/4Eoz	12,204	12,499	—	12,209	—
—	25.6	—	4.7	20.9	US$m	Operating profit	Rm	304.1	72.2	—	376.3	—
—	10	—	10	10%		Operating margin	%	10	10	—	10	—
—	701	—	683	734	US$/4Eoz	Operating cost	R/4Eoz	10,260	10,268	—	10,296	—
					Group
56.2	252.2	41.1	21.7	230.5	US$m	Basic earnings	Rm	3,368.6	333.0	537.1	3,701.6	716.9
52.9	169.4	38.6	72.4	97.0	US$m	Headline earnings	Rm	1,372.7	1,113.9	505.0	2,486.6	674.6
95.7	249.1	75.2	139.9	109.2	US$m	Normalised earnings	Rm	1,505.0	2,152.0	976.5	3,657.0	1,219.8
10	27	8	15	12	cps	Normalised earnings	cps	163	234	107	397	134

(1)         The Platinum Division’s results for the year ended 31 December 2016 are for the nine months since acquisition for Aquarius and for two months since acquisition for the Rustenburg Operations. (2) Platinum Group Metals of which 4E represents platinum, palladium, rhodium and gold.

Stock data for the six months ended 31 December 2016		JSE Limited — (SGL)
Number of shares in issue		Price range per ordinary share	ZAR21.98 to ZAR70.23
— at end December 2016	929,004,342	Average daily volume	6,213,336
— weighted average	924,379,018	NYSE — (SBGL); one ADR represents four ordinary shares
Free Float	80%	Price range per ADR	US$6.41 to US$20.78
Bloomberg/Reuters	SGLS / SGLJ.J	Average daily volume	1,635,498

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016

STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER OF SIBANYE

“The new safety structures and interventions announced in August 2016, have thus far been effective, with the Group safety performance much improved in the second half of the year. The safety performance for the Gold Division for the six months ended 31 December 2016, compared with the previous period included:

•                      50% improvement in the FIFR to 0.07 per million man hours;

•                      27% improvement SIFR to 3.72 per million man hours; and

•                      19% improvement in the LDIFR to 6.25 per million man hours.

The Sibanye Group delivered a solid operating result.  The Gold Division benefited from a relatively high rand gold price for most of the year.  Unfortunately margins towards the end of the year have shrunk considerably due to a substantially lower rand gold price.

Operating profit for the Gold Division for the six months ended 31 December 2016, was R4,835 million (US$346 million), 22% higher than for the comparable period in 2015, driven primarily by a 17% increase in the average rand gold price received to R569,535/kg (US$1,268/oz) compared with the same period in 2015. While the average rand gold price during the last six months of 2016 was 9% lower than for the six months ended 30 June 2016. Operating profit from the Gold Division, for the year ended 31 December 2016 of R10,155 million (US$692 million), 60% higher than for the previous year.

Operating profit for the Platinum Division for the six months ended 31 December 2016, of R304 million (US$21 million) reflects a positive contribution from the Rustenburg Operations from 1 November 2016 and another good performance at the Kroondal and Mimosa Operations. The operating margin for the Platinum Division increased to 10%.

Normalised earnings of R1,505 million (US$109 million) for the six months ended 31 December 2016, was R528 million (US$34 million) higher than the R977 million (US$75 million) reported for the comparative period in 2015. Normalised earnings of R3,657 million (US$249 million) for the year, were also significantly higher than in 2015 (R1,220 million and US$96 million).

Consistent with Sibanye’s dividend policy, the Board has declared a final dividend of 60 cents per share (R560 million) equivalent to 37% of normalised earnings. The comparative final dividend declared in 2015 was 90 cents per share (R916 million). The total dividend of 145 cents per share (R1,345 million) for the year ended 31 December 2016 represents a dividend yield of 5%.

GOLD DIVISION

For the six months ended 31 December 2016, total gold production from Sibanye’s Gold Division was 23,805/kg (765,400oz). While this is similar to that produced during the six months ended 30 June 2016, it is 7% lower than the comparative period in 2015, primarily due to the cessation of underground mining operations at Cooke 4 mine during the period, ongoing engineering-related bottlenecks at Driefontein and the impact of severe storm activity in the December quarter, which resulted in a number of power outages.

Gold sales were marginally lower than production at 23,676kg (761,200oz), which resulted in 129kg (4,100oz) remaining unsold at year end. Accordingly, operating costs were credited R43 million (US$3 million).

A stronger US dollar gold price, together with a weaker rand/dollar exchange rate, resulted in a 17% year-on-year increase in the average rand gold price from R487,736/kg to R569,535/kg, offsetting the lower production, with revenue increasing by 8% to R13,484 million from R12,472 million.

Unit costs reflect the decline in production with total cash cost (TCC) and All-in sustaining cost (AISC), increasing by 10% to R372,504/kg (US$829/oz) and R451,352/kg (US$1,005/oz) respectively year-on-year. An increase in project expenditure resulted in All-in cost (AIC) increasing by 13% to R476,774/kg (US$1,062/oz). Margins of 35% (TCC), 21% (AISC) and 16% (AIC) were approximately three percentage points higher than for the comparative period in 2015, driven by the higher gold price.

Underground production at Driefontein for the six months ended 31 December 2016, was 9% lower year-on-year at 7,208kg (231,700oz) due to various engineering issues, power outages and a seismic event, which affected volumes from the Masakhane, Ya Rona and Hlanganani shafts. This was despite the yield increasing from 6.69g/t to 7.05g/t due to significantly improved mining quality factors. As a result of the lower production, TCC and AISC increased by 17% and 14% to R350,875/kg (US$781/oz) and R420,763/kg (US$937/oz), respectively.

Kloof underground production was 3% higher year-on-year at 7,062kg (227,000oz) for the second half of 2016, as a result of a 1% increase in throughput and a 2% improvement in the average yield to 6.59g/t, driven largely by a 13% improvement in the Mine Call Factor (MCF). Costs continued to be well managed with TCC 2% lower at R331,818/kg (US$739/oz) and AISC marginally higher at R426,233/kg (US$949/oz) mainly due to an increase in capital expenditure.

Beatrix’s production six months under review was 7% lower year-on-year at 4,975kg (159,900oz) due to a 7% decline in the average yield to 3.45g/t. This decrease was primarily due to lower volumes mined and processed from the higher grade Beatrix 4 shaft. Throughput was similar at 1.44 Mt.

Underground production from Cooke for the second half of 2016 was 30% lower year-on-year mainly due to the closure of Cooke 4 shaft in September 2016. Tonnes milled decreased by 42%, while the average grade increased from 3.62g/t to 4.39g/t.

Gold production from the surface operations increased by 8% for the comparable six months in 2015, mainly due to an increase in volume from Kloof surface sources.  Following the cessation of underground operation at the Cooke 4 shaft, Kloof utilised spare capacity at the Cooke 4 plant to mill additional volumes of lower grade Venterspost surface material, resulting in an additional 14kg (450oz) of production or an increase of 23%. The other surface operations were similar year-on-year.

PLATINUM DIVISION

The Platinum Division delivered attributable PGM production of 327,990oz (4E) for the six months ended 31 December 2016. Average operating costs for the Division were well managed at R10,260/4Eoz (US$734/4Eoz), resulting in an 11% cash operating margin, despite the average basket price remaining subdued at R12,204/oz (4E) (US$874/oz (4E). The Platinum Division recorded a R304 million (US$21 million) operating profit, excluding the equity accounted attributable operating profit of R186 million from Mimosa.

Particularly pleasing was the turnaround at the Rustenburg Operations, which were acquired effective from 1 November 2016. Attributable production from the Rustenburg Operations for November 2016 and December 2016 was 137,787oz (4E), which was in line with our expectations. While not owned by Sibanye for the full December 2016 quarter, for comparative purposes the Rustenburg Operations produced approximately 210,000oz (4E) for the quarter, an improvement of 7% from the previous quarter and 9% more than for the comparable quarter in 2015. Operating cost for the Rustenburg Operations averaged R11,485/4Eoz (US$822/4Eoz) for November 2016 and December 2016, which, while consistent with our expectations, is unsustainable and highlights the necessity and importance of realising the operating and cost synergies identified during the due diligence to ensure the sustainability of the Rustenburg Operations.

Attributable PGM production of 190,203oz (4E) from Kroondal, Mimosa and Platinum Mile was above guidance for both the September and December 2016 quarter. The solid operational performance at Kroondal through the period enabled sufficient stockpiles to be built to support planned milling operations throughout the annual 11-day Christmas break, for the first time in four years. Due to operational outperformance and good cost control, operating costs at all these operations for the six months ended 31 December 2016 were lower than for the previous six months, with unit costs at Kroondal declining by 3%, Mimosa by 13% and Platinum Mile by 48%.  Platinum Mile delivered a 39% operating margin for the December half year, a notable achievement. Attributable capital expenditure from Kroondal and Platinum Mile for the six months was R109 million (US$8 million).

Following the successful integration of the Aquarius Operations, the integration of the Rustenburg Operations is now underway and according to schedule. The Group has previously highlighted that it expects to realise operational synergies of approximately R800 million per annum from the combined Aquarius and Rustenburg operations over a three year period. The first steps in realising these synergies have begun, with approximately R400 million in synergies expected to be realised by year-end. A Section 189 process at the Platinum Division was announced on 26 January 2017.

INTERNAL GROWTH PROJECTS

Expenditure on organic growth projects for the year ended 31 December 2016 was R762 million (US$52 million), 70% of which was spent at the Burnstone project. As a result of the recent strength in the rand and its impact on operating margins for the gold industry, organic project capital expenditure is being reviewed. This includes reviewing the planned 2017 capital profile at the UG2 project at Rustenburg, the Burnstone project and the West Rand Tailings Retreatment Project (WRTRP). Certain projects may be deferred or placed on care and maintenance until commodity prices sustainably improve and/or exchange rate volatility has subsided.

CORPORATE ACTIVITY

The Stillwater Acquisition

Good progress has been made regarding the proposed acquisition of Stillwater Mining Company Limited (Stillwater), which was announced on 9 December 2016 (Transaction). The acquisition of this Tier 1, low cost PGM producer is expected to significantly enhance Sibanye’s asset base and create a globally competitive South African mining champion.

In addition to expanding Sibanye’s portfolio with high-grade reserves that currently support over 25 years of mine life, Stillwater also offers near-term, low-cost organic growth through the Blitz Project, medium term growth through the Lower East Boulder project and longer term opportunities through the substantial unmined strike extensions of the current operations.

The world class downstream processing facilities will provide Sibanye with a mine-to-market PGM business and a steady state recycling operation that has consistent margins and strategic insight into the PGM markets. Ultimately, this transaction will attractively position Sibanye’s Platinum Division on the global cost curve, enhancing our ability to sustain and pay industry-leading dividends.

On 3 February 2017, an update on the transaction was released which indicated that a General Meeting of shareholders to approve the proposed Transaction will be held in in mid-April 2017, followed by an equity capital raise in the form of a rights offer with a minimum value of US$750 million and a targeted value of US$1.3 billion.

OUTLOOK

Gold production for the year ending 31 December 2017 is forecast between 47,000kg and 48,000kg (1.51Moz and 1.54Moz), with TCC forecast between R385,000/kg and R395,000/kg (US$890/oz to US$910/oz) and AISC of between R470,000/kg and R480,000/kg (US$1,080/oz to US$1,105/oz). Total capital expenditure for 2017, including Burnstone, is currently planned at approximately R4.0 billion (US$300 million). The dollar costs are based on an average exchange rate of R13.50/US$.

The Platinum Division is forecast to produce between 1.05Moz and 1.10Moz (4E). Operating cost for the Kroondal Operation is forecast at R10,500/4Eoz (US$780/4Eoz), the Mimosa Operation at R11,400/4Eoz (US$845/4Eoz), the Platinum Mile Operation at R8,500/4Eoz (US$615/4Eoz) and the Rustenburg Operation at R11,800/4Eoz (US$875/4Eoz). The total operating cost for the Platinum Division is forecast at R11,150/4Eoz to R11,450/4Eoz (US$825/4Eoz — US$850/4Eoz). The expected capital expenditure for 2017 is planned at approximately R900 million (US$67 million) or R780/4Eoz to R850/4Eoz. Marketable (saleable) chrome production from Rustenburg is forecast at approximately 400,000t.

The ongoing strength in the rand and relatively muted consensus outlook for the gold price will impact the South African mining industry operating margins in 2017, including those of Sibanye’s South African Gold and Platinum Divisions. As mentioned, in light of these factors and the likely impact on cash flow, management is re-evaluating its current growth capital expenditure plans.”

23 February 2017

Neal Froneman

Chief Executive Officer

SALIENT FEATURES AND COST BENCHMARKS

Gold Division — Salient features and cost benchmarks for the six months ended 31 December 2016, 30 June 2016 and 31 December 2015

				Gold Division			Driefontein		Kloof		Beatrix		Cooke
				Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface
Tonnes milled/treated	000	’t	Dec 2016	10,174	4,018	6,156	1,022	2,017	1,072	1,476	1,444	720	480	1,943
			Jun 2016	10,007	4,066	5,941	1,033	1,899	937	1,191	1,418	751	678	2,100
			Dec 2015	10,129	4,539	5,590	1,203	1,764	1,064	996	1,441	756	831	2,074
Yield	g/t		Dec 2016	2.34	5.31	0.40	7.05	0.52	6.59	0.51	3.45	0.31	4.39	0.22
			Jun 2016	2.32	5.10	0.42	6.50	0.61	7.09	0.63	3.26	0.29	4.05	0.18
			Dec 2015	2.52	5.13	0.41	6.69	0.60	6.44	0.62	3.72	0.32	3.62	0.19
Gold produced	kg		Dec 2016	23,805	21,352	2,453	7,208	1,049	7,062	760	4,975	222	2,107	422
			Jun 2016	23,229	20,726	2,503	6,712	1,161	6,642	746	4,626	218	2,746	378
			Dec 2015	25,571	23,271	2,300	8,043	1,050	6,852	619	5,364	240	3,012	391
	000’oz		Dec 2016	765.4	686.5	78.9	231.8	33.7	227.1	24.4	159.9	7.2	67.7	13.6
			Jun 2016	746.8	666.3	80.5	215.8	37.3	213.5	24.0	148.7	7.0	88.3	12.2
			Dec 2015	822.1	748.2	73.9	258.6	33.7	220.3	19.9	172.5	7.7	96.8	12.6
Gold price received	R/kg		Dec 2016	569,535			568,824		569,209		569,078		589,277
			Jun 2016	603,427			603,595		603,384		604,129		601,312
			Dec 2015	487,736			487,078		488,583		488,276		486,747
	US$/oz		Dec 2016	1,268			1,266		1,267		1,267		1,312
			Jun 2016	1,220			1,221		1,220		1,222		1,216
			Dec 2015	1,115			1,113		1,117		1,116		1,112
Operating cost	R/t		Dec 2016	854	1,946	142	2,395	188	2,150	155	1,273	120	2,558	93
			Jun 2016	869	1,937	138	2,354	177	2,471	171	1,219	132	2,062	87
			Dec 2015	839	1,714	129	1,953	165	2,181	160	1,167	134	1,719	81
Operating margin	%		Dec 2016	36	36	38	40	37	43	47	35	32	2	25
			Jun 2016	38	37	45	40	52	42	55	38	24	15	19
			Dec 2015	32	32	35	40	43	31	47	36	14	3	8
Total cash cost(1)	R/kg		Dec 2016	372,504			350,875		331,818		378,718		555,838
			Jun 2016	381,635			360,130		350,189		384,723		505,410
			Dec 2015	339,017			300,319		337,692		326,481		465,971
	US$/oz		Dec 2016	829			781		739		843		1,238
			Jun 2016	772			728		708		778		1,022
			Dec 2015	775			686		772		746		1,065
All-in sustaining cost(1)	R/kg		Dec 2016	451,352			420,763		426,233		453,454		623,550
			Jun 2016	448,922			422,253		427,883		452,044		560,723
			Dec 2015	411,795			370,043		416,905		389,097		523,244
	US$/oz		Dec 2016	1,005			937		949		1,010		1,388
			Jun 2016	908			854		865		914		1,134
			Dec 2015	941			846		953		889		1,196
All-in cost(1)	R/kg		Dec 2016	476,774			425,315		438,392		454,320		637,927
			Jun 2016	465,952			424,400		432,661		452,106		562,164
			Dec 2015	421,548			371,572		425,177		389,097		527,329
	US$/oz		Dec 2016	1,062			947		976		1,012		1,420
			Jun 2016	942			858		875		914		1,137
			Dec 2015	963			849		972		889		1,205
All-in cost margin	%		Dec 2016	16			25		23		20		(11)
			Jun 2016	23			30		28		25		7
			Dec 2015	14			24		13		20		(8)
Total capital expenditure(2)	Rm		Dec 2016	2,130.9			583.4		764.4		339.2		136.0
			Jun 2016	1,693.3			468.2		539.8		289.2		113.2
			Dec 2015	1,787.9			579.1		598.7		300.7		154.8
	US$ mil		Dec 2016	150.4			41.2		53.8		24.0		9.6
			Jun 2016	110.1			30.4		35.1		18.8		7.4
			Dec 2015	131.4			43.1		43.9		21.8		11.2

Average exchange rates for the six months ended 31 December 2016, 30 June 2016 and 31 December 2015 were R13.97/US$, R15.38/US$ and R13.61/US$, respectively.

Figures may not add as they are rounded independently.

(1)         Total cost, All-in sustaining cost and All-in cost are defined in the Gold Division - Unit Cost Benchmarking Metrics included elsewhere in this report.

(2)         Included in total capital expenditure is expenditure of R307.9 million (US$21.8 million), R282.9 million (US$18.4 million) and R154.6 million (US$11.4 million) for the six months ended
31 December 2016, 30 June 2016 and 31 December 2015, respectively, the majority of which was spent on our growth project, Burnstone.

Platinum Division — Salient features and cost benchmarks for the six months ended 31 December 2016 and 30 June 2016 covering periods from the relevant acquisition dates(1).

			Platinum Division — attributable(1)			Kroondal	Mimosa	Platinum Mile	Rustenburg
			Total	Under- ground	Surface	Attributable	Attributable	Surface	Under ground	Surface
Tonnes milled/treated	000’t	Dec 2016	8,920	3,690	5,230	1,801	685	4,236	1,204	994
		Jun 2016	2,692	1,259	1,433	932	327	1,433	—	—
Plant head grade	g/t	Dec 2016	1.74	3.06	0.82	2.47	3.57	0.65	3.65	1.53
		Jun 2016	1.65	2.78	0.65	2.50	3.57	0.65	—	—
Plant recoveries	%	Dec 2016	65.55	82.26	21.40	82.13	78.39	12.54	84.54	37.42
		Jun 2016	65.09	80.15	8.58	80.96	78.54	8.58	—	—
PGM 4E production(2)	4Eoz	Dec 2016	327,990	298,576	29,414	117,520	61,585	11,098	119,471	18,316
		Jun 2016	92,773	90,198	2,575	60,707	29,491	2,575	—	—
Average PGM 4E basket price	R/4Eoz	Dec 2016	12,204	12,197	12,277	12,324	12,590	12,300	11,870	12,263
		Jun 2016	12,499	12,491	12,769	12,578	12,313	12,769	—	—
	US$/4Eoz	Dec 2016	874	873	879	882	901	880	850	878
		Jun 2016	832	831	846	836	822	846	—	—
Operating cost	R/t	Dec 2016	377	861	36	613	902	15	1,209	128
		Jun 2016	354	735	19	630	1,035	19	—	—
	US$/t	Dec 2016	27	62	3	44	65	1	87	9
		Jun 2016	24	49	1	42	69	1	—	—
Operating margin	%	Dec 2016	11	8	35	16	23	39	1	33
		Jun 2016	10	11	1	11	16	1	—	—
Operating cost(3)	R/4Eoz	Dec 2016	10,260	10,639	6,411	9,388	10,028	5,569	12,185	6,923
		Jun 2016	10,268	10,256	10,660	9,683	11,482	10,660	—	—
	US$/4Eoz	Dec 2016	734	762	459	672	718	399	872	496
		Jun 2016	683	682	707	642	766	707	—	—
Total capital expenditure	Rm	Dec 2016	356.8	356.3	0.5	108.5	99.1	0.5	148.7	—
		Jun 2016	128.8	128.0	0.8	67.3	60.7	0.8	—	—
	US$ mil	Dec 2016	24.8	24.8	—	7.7	7.0	—	10.1	—
		Jun 2016	8.3	8.2	0.1	4.3	3.9	0.1	—	—

(1)                                  Platinum Division includes the attributable operations of Kroondal (50%), Mimosa (50%), Platinum Mile surface operation and Rustenburg. Kroondal, Mimosa and Platinum Mile are included in the six months ended 30 June 2016 for three months since acquisition, and Rustenburg is included in the six months ended 31 December 2016 for two months since acquisition.

(2)                                  Production per product

	Six months ended
	Dec 2016	Jun 2016
Platinum	187,316	51,346
Palladium	105,134	31,022
Rhodium	27,586	7,996
Gold	7,954	2,409
PGM4E production (4Eoz)	327,990	92,773
Ruthenium	43,172	12,186
Iridium	10,085	3,079
Total	381,247	108,038

(3)                                  Operating costs are all mining related costs before amortisation and depreciation, royalties, taxation and non-recurring items.

FINANCIAL AND OPERATING REVIEW OF THE GROUP

For the six months ended 31 December 2016 compared with the six months ended 31 December 2015

REVENUE

Revenue increased by 33% to R16,536 million from R12,472 million. This included first time revenue from the newly acquired Platinum Division of R3,052 million. The balance of the increase of R1,012 million represents an increase of 8% for the Gold Division. This increase was due to a 17% increase in the rand gold price, offsetting the decrease in gold sales partly due to the cessation of mining at Cooke 4.

OPERATING COSTS

Operating costs, including R2,748 million at the Platinum Division, increased by 34% to R11,397 million. Costs at the Gold Division were well controlled and showed an increase of 2% to R8,650 million from R8,501 million, despite above inflation increases on electricity and labour costs. These increases were partly offset by the cessation of mining at Cooke 4. Gold production of 129kg was unsold at year end due to timing differentials, resulting in a credit to operating costs of R43 million.

OPERATING PROFIT

Operating profit for the Group was 29% higher at R5,139 million, from R3,971 million for the comparable period in 2015. The Group operating margin remains robust at 31%, while the operating margin at the Gold Division increased from 32% to 36%.

CAPITAL EXPENDITURE

Capital expenditure of R2,131 million at the Gold Division was 19% higher year-on-year largely due to expenditure of R461 million on Burnstone and other projects, approved in 2015.

Sustaining capital expenditure at the Gold Division was higher at R418 million due to the timing of winder and technical upgrades as well as energy saving projects. Ore reserve development capital (ORD) was similar year-on-year at R1,252 million.

Attributable capital expenditure at the Platinum Division was R259 million for the six months ended 31 December 2016 of which the majority was spent on conveyor installations.

AMORTISATION AND DEPRECIATION

Amortisation and depreciation of R2,097 million was marginally higher than for the comparable period in 2015. This included an attributable R171 million from the consolidation of the Platinum Division, partly offset by lower amortisation and depreciation from the Gold Division, primarily due to the impairment of Cooke 4.

FINANCE EXPENSES

Finance expenses increased from R299 million to R518 million. This increase was due to a R132 million increase in interest paid following an increase in gross debt required to fund the acquisition of the Aquarius and Rustenburg Operations. Sibanye’s average gross debt outstanding (excluding the Burnstone Debt) was approximately R6,300 million during the second half of 2016, compared with R3,600 million for the comparable period in 2015.

In addition, there was a R48 million increase in the environmental rehabilitation obligation accretion expenses mainly due to the acquisition of Aquarius and the Rustenburg Operations, which added R35 million, and new disturbances.

SHARE OF RESULTS OF EQUITY-ACCOUNTED INVESTMENTS

The R98 million gain from share of results of equity-accounted investments, was primarily due to Sibanye’s share of losses of R41 million relating to its 33.1% interest in Rand Refinery, and share of gains of R144 million from its attributable share in Mimosa.

For additional information of Sibanye’s equity-accounted investments see note 9 of the condensed consolidated preliminary financial statements included elsewhere in this report.

GAIN AND LOSS ON FINANCIAL INSTRUMENTS

The R144 million net gain for the six months ended 31 December 2016 compares with a R255 million net loss on financial instruments for the six months ended 31 December 2015. This primarily consists of a R105 million fair value gain (31 December 2015: R96 million fair value loss) related to the share-based payment obligations, a R45 million fair value gain (31 December 2015: Rnil) on the Cooke hedges, a R21 million fair value gain (31 December 2015: Rnil) on the “purchase of concentrate” debtor acquired on acquisition of the Rustenburg Operations, and a R29 million loss (31 December 2015: R163 million loss) on revised estimated cash flows of the Burnstone Debt.

For additional information of the gain and loss on financial instruments see note 4 of the condensed consolidated preliminary financial statements included elsewhere in this report.

GAIN AND LOSS ON FOREIGN EXCHANGE DIFFERENCES

The gain on foreign exchange differences of R182 million was mainly due to exchange rate gains of R124 million on the Burnstone Debt and R98 million on the US$350 million revolving credit facility, partly offset by the effect of exchange rate fluctuations on other financial assets and financial liabilities of R40 million.

NON-RECURRING ITEMS

GAIN ON ACQUISITION

A gain on acquisition of R2.4 billion arose on the acquisition of the Rustenburg Operations.

For additional information on the gain on acquisition see note 8 of the condensed consolidated financial statements included elsewhere in this report.

IMPAIRMENTS

As a result of a decrease in the gold price from 30 June 2016, a decision was taken during the six months ended 31 December 2016, to impair the goodwill allocated to the Cooke CGU by R201 million and the Cooke 1, 2 and 3 mining assets by R355 million.

For additional information on the impairments see note 5 of the condensed consolidated financial statements included elsewhere in this report.

SHARE-BASED PAYMENT ON BEE TRANSACTION

An expense of R240 million relating to share-based payment on BEE transaction was recognised as part of the Rustenburg Operations acquisition.  This represents the BEE shareholders attributable value over the expected life of mine.

For additional information on the impairments see note 8 of the condensed consolidated financial statements included elsewhere in this report.

RESTRUCTURING COSTS

Restructuring costs, including voluntary separation packages, of R149 million (31 December 2015: R74 million) were incurred at Driefontein, Kloof, Beatrix, Cooke and Corporate Services.

TRANSACTION COSTS

Transaction costs of R43 million primarily related to the acquisition of the Rustenburg Operations.

MINING AND INCOME TAX

Mining and income tax increased from R383 million to R738 million. Current tax increased by R83 million to R618 million due to an increase in taxable mining income for the period. Deferred tax increased from a credit of R153 million to a charge of R120 million.

CASH FLOW ANALYSIS

Sibanye defines free cash flow as cash from operating activities before dividends, less additions to property, plant and equipment.

Free cash flow of R330 million compares with R438 million for the six months ended 31 December 2015. This was largely due to the R832 million increase in cash generated from the operating activities, a R41 million increase in investment in working capital, a R129 million increase in net interest paid, a R150 million increase in royalties and taxation paid, and a R602 million increase in capital expenditure.

Available cash at 31 December 2016 (after net loans raised of R2,075 million) increased to R968 million from R871 million at 30 June 2016.

DIVIDEND DECLARATION

The Sibanye Board approved a final dividend, number 8, of 60 cents per share (ZAR) (gross) resulting in a total dividend of 145 cents per share (ZAR) (gross) for the year ended 31 December 2016.

Sibanye’s dividend policy is to return at least 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. Normalised earnings are defined as: basic earnings excluding gains and losses on foreign exchange differences and financial instruments, non-recurring items and share of results of equity-accounted investees. After due consideration of the Group cash position and future requirements, the Board has determined the final dividend at 60 cents per share (ZAR).

The final dividend is subject to the Dividends Withholding Tax. In accordance with paragraphs 11.17 (a) (i) and 11.17 (c) of the JSE Listings Requirements the following additional information is disclosed:

•             The dividend has been declared out of income reserves

•             The local Dividends Withholding Tax rate is 15% (fifteen per centum). The implications of Minister Gordhan’s announcement of an increase in the dividend withholding tax from 15% to 20% in his budget speech of 22 February 2017 will be evaluated and communicated to shareholders once clarity on implementation has been secured

•             The gross local dividend amount is 60 cents per ordinary share (ZAR) for shareholders exempt from the Dividends Tax

•             Dividend Withholding Tax of 15% will be applicable to this dividend

•             The net local dividend amount is 51 cents (85% of 60 cents) per ordinary share (ZAR) for shareholders liable to pay the Dividends Withholding Tax

•             Sibanye currently has 929,004,342 ordinary shares in issue

•             Sibanye’s income tax reference number is 9431292151

•             Sibanye’s Auditors are KPMG Inc. and the individual auditor is Jacques Erasmus

Shareholders are advised of the following dates in respect of the final dividend:

•             Final dividend number 8: 60 cents per share (ZAR)

•             Last date to trade cum dividend: Tuesday, 4 April 2017

•             Sterling and US dollars conversion date: Wednesday, 5 April 2017

•             Shares commence trading ex-dividend: Wednesday, 5 April 2017

•             Record date: Friday, 7 April 2017

•             Payment of dividend: Monday, 10 April 2017

Please note that share certificates may not be dematerialised or rematerialised between Wednesday, 5 April 2017, and Friday, 7 April 2017, both dates inclusive.

CONDENSED CONSOLIDATED PRELIMINARY FINANCIAL STATEMENTS

Condensed consolidated income statement

Figures are in millions unless otherwise stated

United States Dollars							South African Rand
Year		Six months ended					Six months ended			Year
Dec 2015	Dec 2016	Dec 2015	Jun 2016	Dec 2016		Notes	Dec 2016	Reviewed Jun 2016	Dec 2015	Reviewed Dec 2016	Audited Dec 2015
1,781.8	2,128.1	920.1	956.1	1,172.0	Revenue		16,536.0	14,704.7	12,471.9	31,240.7	22,717.4
(1,284.8)	(1,410.7)	(622.1)	(605.4)	(805.3)	Operating costs	2	(11,397.3)	(9,311.8)	(8,500.9)	(20,709.1)	(16,380.4)
497.0	717.4	298.0	350.7	366.7	Operating profit		5,138.7	5,392.9	3,971.0	10,531.6	6,337.0
(285.2)	(275.3)	(149.9)	(126.5)	(148.8)	Amortisation and depreciation		(2,096.5)	(1,945.4)	(2,028.0)	(4,041.9)	(3,636.6)
211.8	442.1	148.1	224.2	217.9	Net operating profit		3,042.2	3,447.5	1,943.0	6,489.7	2,700.4
20.2	22.6	10.4	10.5	12.1	Interest income		169.6	161.8	140.1	331.4	257.0
(44.1)	(61.5)	(22.0)	(25.0)	(36.5)	Finance expense		(517.9)	(385.2)	(298.9)	(903.1)	(561.8)
(6.1)	(24.1)	(0.8)	(5.6)	(18.5)	Net other costs		(269.5)	(85.1)	(15.5)	(354.6)	(78.6)
(1.9)	(0.3)	(0.8)	—	(0.3)	Exploration and feasibility costs		(4.0)	(0.1)	(10.7)	(4.1)	(23.6)
9.1	0.9	6.7	(5.5)	6.4	Share of results of equity-accounted investees after tax		98.2	(84.9)	87.2	13.3	116.0
(21.5)	(17.4)	(9.3)	(8.9)	(8.5)	Share-based payments	3	(118.5)	(137.4)	(129.4)	(255.9)	(274.4)
(18.1)	(70.4)	(20.2)	(76.5)	6.1	(Loss)/gain on financial instruments	4	144.2	(1,177.0)	(254.5)	(1,032.8)	(229.5)
(27.3)	15.0	(23.1)	2.5	12.5	Gain/(loss) on foreign exchange differences		181.7	37.9	(309.6)	219.6	(359.4)
122.1	306.9	89.0	115.7	191.2	Profit before non-recurring items		2,726.0	1,777.5	1,151.7	4,503.5	1,546.1
4.6	6.5	3.4	3.5	3.0	Gain on disposal of property, plant and equipment		42.3	53.1	44.5	95.4	58.7
—	(94.1)	—	(53.3)	(40.8)	Impairments	5	(562.0)	(819.1)	—	(1,381.1)	—
—	(16.4)	—	—	(16.4)	Share-based payment on BEE transaction	8	(240.3)	—	—	(240.3)	—
—	165.4	—	—	165.4	Gain on acquisition	8	2,428.0	—	—	2,428.0	—
(8.2)	(12.8)	(5.6)	(2.5)	(10.3)	Restructuring costs		(148.8)	(38.9)	(73.6)	(187.7)	(104.8)
(2.0)	(10.7)	(2.0)	(7.4)	(3.3)	Transaction costs		(43.4)	(113.6)	(25.7)	(157.0)	(25.7)
(13.3)	—	—	—	—	Net loss on derecognition of financial guarantee asset and liability		—	—	—	—	(158.3)
103.2	344.8	84.8	56.0	288.8	Profit before royalties and tax		4,201.8	859.0	1,096.9	5,060.8	1,316.0
(31.4)	(37.2)	(19.7)	(17.3)	(19.9)	Royalties		(281.1)	(265.5)	(261.2)	(546.6)	(400.6)
71.8	307.6	65.1	38.7	268.9	Profit before tax		3,920.7	593.5	835.7	4,514.2	915.4
(29.6)	(84.7)	(30.0)	(32.9)	(51.8)	Mining and income tax		(737.8)	(505.4)	(382.5)	(1,243.2)	(377.2)
(54.6)	(75.7)	(41.0)	(32.1)	(43.6)	- Current tax		(618.1)	(493.7)	(535.0)	(1,111.8)	(696.7)
25.0	(9.0)	11.0	(0.8)	(8.2)	- Deferred tax		(119.7)	(11.7)	152.5	(131.4)	319.5

42.2	222.9	35.1	5.8	217.1	Profit for the period		3,182.9	88.1	453.2	3,271.0	538.2
					Profit for the period attributable to:
56.2	252.2	41.1	21.7	230.5	- Owners of Sibanye		3,368.6	333.0	537.1	3,701.6	716.9
(14.0)	(29.3)	(6.0)	(15.9)	(13.4)	- Non-controlling interests		(185.7)	(244.9)	(83.9)	(430.6)	(178.7)
					Earnings per ordinary share (cents)
6	27	4	2	25	Basic earnings per share		364	36	59	402	79
6	27	4	2	25	Diluted earnings per share		364	36	58	401	78
912,038	921,733	914,771	919,089	924,379	Weighted average number of shares (‘000)		924,379	919,089	914,771	921,733	912,038
917,709	923,894	920,442	924,760	926,540	Diluted weighted average number of shares (‘000)		926,540	924,760	920,442	923,894	917,709
					Headline earnings per ordinary share (cents)	6
6	18	4	8	10	Headline earnings per share		148	121	55	270	74
6	18	4	8	10	Diluted headline earnings per share		148	120	55	269	74
12.75	14.68	13.61	15.38	13.97	Average R/US$rate

The condensed consolidated financial statements for the year ended 31 December 2016 have been prepared by Sibanye Gold Limited’s Group financial reporting team headed by Alicia Brink. This process was supervised by the Group’s Chief Financial Officer, Charl Keyter and approved by the board of Sibanye Gold Limited.

Condensed consolidated statement of other comprehensive income

Figures are in millions unless otherwise stated

United States Dollars						South African Rand
Year		Six months ended				Six months ended			Year
Dec 2015	Dec 2016	Dec 2015	Jun 2016	Dec 2016	Notes	Dec 2016	Reviewed Jun 2016	Dec 2015	Reviewed Dec 2016	Audited Dec 2015
42.2	222.9	35.1	5.8	217.1	Profit for the period	3,182.9	88.1	453.2	3,271.0	538.2
(329.3)	130.8	(265.2)	54.4	76.4	Other comprehensive income, net of tax	(140.9)	9.5	—	(131.4)	—
—	—	—	—	—	Foreign currency translation adjustments	(140.9)	9.5	—	(131.4)	—
(329.3)	130.8	(265.2)	54.4	76.4	Currency translation adjustments(1)	—	—	—	—	—

(287.1)	353.7	(230.1)	60.2	293.5	Total comprehensive income	3,042.0	97.6	453.2	3,139.6	538.2
					Total comprehensive income attributable to:
(268.9)	382.5	(221.1)	76.6	305.9	- Owners of Sibanye	3,227.7	342.5	537.1	3,570.2	716.9
(18.2)	(28.8)	(9.0)	(16.4)	(12.4)	- Non-controlling interests	(185.7)	(244.9)	(83.9)	(430.6)	(178.7)

12.75	14.68	13.61	15.38	13.97	Average R/US$rate

(1)               The currency translation adjustments arise on the convenience translation of the South African Rand amount to the United States Dollars. These gains and losses will never be reclassified to profit and loss.

Condensed consolidated statement of financial position

Figures are in millions unless otherwise stated

United States Dollars					South African Rand
Dec 2015	Revised Jun 2016	Dec 2016		Notes	Reviewed Dec 2016	Revised Jun 2016	Audited Dec 2015
1,641.9	1,986.6	2,485.0	Non-current assets		34,018.1	29,203.5	25,515.0
1,424.2	1,562.5	1,989.8	Property, plant and equipment		27,240.7	22,968.0	22,132.4
47.4	77.4	68.4	Goodwill		936.0	1,137.3	736.7
10.8	149.1	157.6	Equity-accounted investments	9	2,157.4	2,192.2	167.5
155.3	180.6	226.5	Environmental rehabilitation obligation funds		3,100.5	2,655.5	2,413.9
0.1	7.6	26.0	Non-current financial assets		355.3	111.6	1.3
4.1	9.4	16.7	Deferred tax		228.2	138.9	63.2

177.0	241.9	562.7	Current assets		7,703.2	3,555.6	2,750.7
26.1	37.5	49.4	Inventories		676.8	550.8	405.9
104.7	145.2	419.9	Trade and other receivables		5,747.9	2,134.1	1,627.4
—	—	22.7	Current financial assets		310.6	—	—
46.2	59.2	70.7	Cash and cash equivalents		967.9	870.7	717.4

1,818.9	2,228.5	3,047.7	Total assets		41,721.3	32,759.1	28,265.7

964.3	976.3	1,219.7	Shareholders’ equity		16,697.4	14,352.1	14,984.8

510.5	696.5	1,372.3	Non-current liabilities		18,787.3	10,238.1	7,933.6
229.2	244.9	343.8	Deferred tax liabilities		4,707.1	3,599.6	3,561.4
116.4	221.0	600.5	Borrowings	10	8,221.5	3,248.6	1,808.3
155.1	227.2	290.9	Environmental rehabilitation obligation	11	3,982.2	3,340.4	2,411.0
1.0	1.1	1.2	Post-retirement healthcare obligation		16.3	16.3	16.3
8.8	—	18.0	Share-based payment obligations	3	246.5	—	136.6
—	2.3	117.9	Non-current financial liabilities	7,8	1,613.7	33.2	—

344.1	555.7	455.7	Current liabilities		6,236.6	8,168.9	5,347.3
177.6	264.1	378.5	Trade and other payables		5,180.5	3,881.7	2,759.4
8.3	10.9	5.0	Tax and royalties payable		68.6	160.8	129.6
128.4	257.2	55.0	Current borrowings	10	752.3	3,780.3	1,995.3
29.8	23.5	17.2	Current share-based payment obligations	3	235.2	346.1	463.0

1,818.9	2,228.5	3,047.7	Total equity and liabilities		41,721.3	32,759.1	28,265.7

87.6	300.2	459.7	Net debt(1)		6,292.8	4,412.7	1,361.9
15.54	14.70	13.69	Closing R/US$rate

(1)               Net debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye and therefore exclude the Burnstone Debt. Net debt excludes Burnstone cash and cash equivalents.

Condensed consolidated statement of changes in equity

Figures are in millions unless otherwise stated

United States Dollars						South African Rand
Stated capital	Other Reserves	Accumulated loss	Non- controlling interests	Total equity		Total equity	Non- controlling interests	Accumulated loss	Other Reserves	Stated capital
2,388.6	550.2	(1,671.0)	28.5	1,296.3	Balance at 31 December 2014 (Audited)	14,985.9	329.6	(9,897.4)	2,819.1	21,734.6
—	(325.1)	56.2	(18.2)	(287.1)	Total comprehensive income for the period	538.2	(178.7)	716.9	—	—
—	—	56.2	(14.0)	42.2	Profit for the period	538.2	(178.7)	716.9	—	—
—	(325.1)	—	(4.2)	(329.3)	Other comprehensive income, net of tax	—	—	—	—	—
—	—	(54.2)	—	(54.2)	Dividends paid	(658.4)	—	(658.4)	—	—
—	9.3	—	—	9.3	Share-based payments	119.1	—	—	119.1	—
—	—	3.2	(3.2)	—	Transactions with non-controlling interests	—	(41.1)	41.1	—	—
2,388.6	234.4	(1,665.8)	7.1	964.3	Balance at 31 December 2015 (Audited)	14,984.8	109.8	(9,797.8)	2,938.2	21,734.6
—	130.3	252.2	(28.8)	353.7	Total comprehensive income for the period	3,139.6	(430.6)	3,701.6	(131.4)	—
—	—	252.2	(29.3)	222.9	Profit for the period	3,271.0	(430.6)	3,701.6	—	—
—	130.3	—	0.5	130.8	Other comprehensive income, net of tax	(131.4)	—	—	(131.4)	—
—	—	(110.7)	(0.1)	(110.8)	Dividends paid	(1,611.9)	(1.3)	(1,610.6)	—	—
—	11.7	—	—	11.7	Share-based payments	172.0	—	—	172.0	—
—	—	(22.3)	22.3	—	Transactions with non-controlling interests(1)	—	326.9	(326.9)	—	—
—	—	—	0.8	0.8	Acquisition of subsidiary with non-controlling interests	12.9	12.9	—	—	—
2,388.6	376.4	(1,546.6)	1.3	1,219.7	Balance at 31 December 2016 (Reviewed)	16,697.4	17.7	(8,033.7)	2,978.8	21,734.6

(1)                  On acquisition of the Cooke Operations, the amount recognised as non-controlling interests represented the BEE consortium’s proportionate share of the net assets at acquisition date after considering the loan amount due and payable to Sibanye. As the recoverable amount of the Cooke cash generating units (CGU) is lower than its carrying value, the BEE consortium’s proportionate share of the net fair value at 31 December 2016 is not sufficient to fund the BEE consortium’s attributable loss, and therefore the non-controlling interest was limited to zero.

Condensed consolidated statement of cash flows

Figures are in millions unless otherwise stated

United States Dollars						South African Rand
Year		Six months ended				Six months ended			Year
Dec 2015	Dec 2016	Dec 2015	Jun 2016	Dec 2016		Dec 2016	Reviewed Jun 2016	Dec 2015	Reviewed Dec 2016	Audited December 2015
					Cash flows from operating activities
480.8	669.9	291.3	333.3	336.6	Cash generated by operations	4,708.6	5,126.5	3,877.2	9,835.1	6,130.3
(3.3)	(103.4)	(2.8)	(96.9)	(6.5)	Cash-settled share-based payments paid	(28.8)	(1,489.8)	(35.8)	(1,518.6)	(42.2)
(52.4)	(16.2)	(55.5)	33.1	(49.3)	Change in working capital	(746.6)	509.0	(705.3)	(237.6)	(668.0)
425.1	550.3	233.0	269.5	280.8		3,933.2	4,145.7	3,136.1	8,078.9	5,420.1
(9.2)	7.6	5.4	4.1	3.5	Interest received	48.8	63.4	72.2	112.2	117.3
(20.4)	(30.0)	(10.4)	(11.1)	(18.9)	Interest paid	(270.9)	(170.2)	(141.7)	(441.1)	(260.2)
(31.0)	(37.9)	(22.0)	(16.7)	(21.2)	Royalties paid	(299.6)	(256.3)	(288.9)	(555.9)	(395.4)
(51.5)	(80.2)	(42.7)	(31.5)	(48.7)	Tax paid	(691.8)	(484.9)	(552.0)	(1,176.7)	(656.3)
(54.2)	(109.8)	(6.6)	(53.7)	(56.1)	Dividends paid	(786.5)	(825.4)	(91.3)	(1,611.9)	(658.4)
(4.4)	—	—	—	—	Guarantee release fee paid	—	—	—	—	(51.8)
272.8	300.0	156.7	160.6	139.4	Net cash from operating activities	1,933.2	2,472.3	2,134.4	4,405.5	3,515.3

					Cash flows from investing activities
(262.3)	(282.8)	(131.4)	(114.5)	(168.3)	Additions to property, plant and equipment	(2,389.7)	(1,761.4)	(1,787.9)	(4,151.1)	(3.344.8)
5.1	6.8	3.6	3.6	3.2	Proceeds on disposal of property, plant and equipment	44.4	55.0	47.2	99.4	65.1
(6.1)	(5.1)	(6.1)	(0.2)	(4.9)	Contributions to funds and payment of environmental rehabilitation obligation	(71.4)	(3.3)	(77.8)	(74.7)	(78.1)
—	(395.2)	—	(294.0)	(101.2)	Investment in subsidiaries	(1,500.0)	(4,301.5)	—	(5,801.5)	—
—	33.7	—	33.7	—	Cash acquired on acquisition of subsidiaries	0.1	494.1	—	494.2	—
(0.2)	(0.7)	(0.2)	(1.0)	—	Loan advanced to equity—accounted investee	—	(15.5)	(3.0)	(10.1)	(3.0)
1.4	—	1.4	—	0.3	Loan repaid by equity—accounted investee	5.4	—	20.9	—	20.9
(262.1)	(643.3)	(132.7)	(372.4)	(270.9)	Net cash used in investing activities	(3,911.2)	(5,532.6)	(1,800.6)	(9,443.8)	(3,339.9)

					Cash flows from financing activities
130.5	1,177.1	—	346.3	830.8	Loans raised	11,955.0	5,325.5	—	17,280.5	1,552.0
(122.0)	(806.2)	(29.3)	(127.1)	(679.1)	Loans repaid	(9,879.8)	(1,954.9)	(470.9)	(11,834.7)	(1,572.9)
8.5	370.9	(29.3)	219.2	151.7	Net cash from/(used in) financing activities	2,075.2	3,370.6	(470.9)	5,445.8	(20.9)

19.2	27.6	(5.3)	7.4	20.2	Net increase/(decrease) in cash and cash equivalent	97.2	310.3	(137.1)	407.5	154.5
(21.7)	(3.1)	(18.7)	5.6	(8.7)	Effect of exchange rate fluctuations on cash held	—	(157.0)	—	(157.0)	—
48.7	46.2	70.2	46.2	59.2	Cash and cash equivalents at beginning of period	870.7	717.4	854.5	717.4	562.9
46.2	70.7	46.2	59.2	70.7	Cash and cash equivalents at end of period	967.9	870.7	717.4	967.9	717.4

12.75	14.68	13.61	15.38	13.97	Average R/US$rate
15.54	13.69	15.54	14.70	13.69	Closing R/US$rate

NOTES TO THE CONDENSED CONSOLIDATED PRELIMINARY FINANCIAL STATEMENTS

1.         Basis of accounting and preparation

The condensed consolidated preliminary financial statements are prepared in accordance with the requirements of the JSE Listings Requirements for preliminary reports and the requirements of the Companies Act of South Africa. The JSE Listings Requirements require preliminary reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of the condensed consolidated preliminary financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements. The accounting policies (including significant accounting judgements and estimates), however, have been expanded for the PGM assets (due to the Aquarius and the Rustenburg Operations acquisitions) mainly relating to:

•             Revenue arising from PGM concentrate sales is recognised when risks and rewards of ownership of the mine product has passed to the buyer pursuant to a sales contract. The sales price is determined on a provisional basis at the date of delivery. Adjustments to the sales price occur based on movements in the metal market price up to the date of final pricing. Revenue on provisionally priced sales is initially recorded at the estimated fair value of the consideration receivable, determined with reference to estimated forward prices using consensus forecasts. The fair value of the final sales price adjustment is re-estimated continuously and changes in fair value recognised as an adjustment to revenue in profit or loss and trade receivables in the statement of financial position.

•             Judgement is required to determine when the Group has joint control, which requires an assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. The Group has determined that the relevant activities for its joint arrangements are those relating to the operating and capital decisions of the arrangement. The considerations made in determining joint control are similar to those necessary to determine control over subsidiaries. Judgement is also required to classify a joint arrangement as either a joint operation or a joint venture. Classifying the arrangement requires the Group to assess their rights and obligations arising from the arrangement.

•             The consideration transferred for the acquisition of a business includes any liability resulting from a contingent arrangement. The contingent consideration for the Rustenburg Operations acquisition includes a deferred payment and is measured at fair value.

In terms of the Group’s accounting policies:

•             Joint ventures are accounted for using the equity method; and

•             Joint operations are accounted for by recognising the proportionate share of assets, liabilities and transactions incurred jointly.

The condensed consolidated statement of financial position as at 30 June 2016 has been revised to reflect the adjustment of the initial accounting in respect of Aquarius acquired on 12 April 2016. The impact of these adjustments is presented in note 7.

The condensed consolidated income statement and statements of other comprehensive income and cash flows for the six months ended 31 December 2015 were not reviewed by the Company’s auditor and were prepared by subtracting the reviewed condensed consolidated financial statements for the period ended 30 June 2015 from the audited comprehensive consolidated financial statements for the year ended 31 December 2015. The condensed consolidated income statement and statements of other comprehensive income and cash flows for the six months ended 31 December 2016 have not been reviewed and were prepared by subtracting the reviewed condensed consolidated financial statements for the six months ended 30 June 2016 from the reviewed condensed consolidated preliminary financial statements for the year ended 31 December 2016. The US dollars consolidated income statements, and statements of comprehensive income, financial position, changes in equity, and cash flows have not been audited.

The translation of the financial statements into US Dollars is based on the average exchange rate for the period for the income statement, statement of other comprehensive income and statement of cash flows and the period-end closing exchange rate for the statement of financial position items. Exchange differences on translation are accounted for in the statement of other comprehensive income. This information is provided as supplementary information only.

2.         Operating costs

A net realisable value write down on uranium finished goods and uranium-in-process has been recognised in operating costs as follows:

	Six months ended			Year ended
Figures are in South African Rand millions unless otherwise stated	Dec 2016	Jun 2016	Dec 2015	Dec 2016	Dec 2015
Net realisable value write down	(55.6)	(37.7)	(24.0)	(93.3)	(24.0)

3.         Share-based payments

	Six months ended			Year ended
Figures are in South African Rand millions unless otherwise stated	Dec 2016	Jun 2016	Dec 2015	Dec 2016	Dec 2015
Sibanye Gold Limited 2013 Share Plan	(89.9)	(82.2)	(59.2)	(172.1)	(119.1)
Sibanye Gold Limited Phantom Share Scheme	(28.6)	(55.2)	(70.2)	(83.8)	(155.3)
Total share-based payments	(118.5)	(137.4)	(129.4)	(255.9)	(274.4)

Sibanye Gold Limited Phantom Share Scheme

On 14 May 2013 Sibanye’s Remuneration Committee limited the issuance of share options for the 2013 allocation under the Sibanye Gold Limited 2013 Share Plan (SGL Share Plan) to senior management only. Middle and certain senior management, who previously participated in the equity-settled share option scheme, now participate in a cash-settled share scheme, the Sibanye Gold 2013 Phantom Share Scheme (SGL Phantom Scheme).

The fair value of the cash-settled instruments at reporting date, used to value the share-based payment obligation, is determined using the same assumptions as for the grant date valuation. However, the respective models take into account the actual share data of the peer group for the period from the grant date to the reporting date.

Reconciliation of the share-based payment obligations:

		Six months ended			Year ended
Figures are in South African Rand millions unless otherwise stated	Note	Dec 2016	Jun 2016	Dec 2015	Dec 2016	Dec 2015
Balance at beginning of the period		346.1	599.6	468.8	599.6	399.2
Share-based payments expensed		28.6	55.2	70.2	83.8	155.3
Share-based payment on BBE transaction	8	240.3	—	—	240.3	—
Fair value adjustment of obligation(1)	4	(104.5)	1,181.1	96.4	1,076.6	87.3
Cash-settled share-based payments paid(2)		(28.8)	(1,489.8)	(35.8)	(1,518.6)	(42.2)
Balance at end of the period		481.7	346.1	599.6	481.7	599.6
Current share-based payment obligations		(235.2)	(346.1)	(463.0)	(235.2)	(463.0)
Non-current share-based payment obligations		246.5	—	136.6	246.5	136.6

(1)         The fair value adjustment at reporting date is included in loss on financial instruments in profit or loss and not as part of share-based payments expense. The appreciation in Sibanye’s share price for the six month period ended 30 June 2016 of approximately 120%, resulted in a fair value loss of R1,181.1 million. The depreciation in share price for the six month period ended 31 December 2016 of approximately 49% resulted in a fair value gain of R110.7 million.

(2)         Payments made during the period relate to vesting of shares to employees and proportionate vesting of shares to employees that have left the Group in good faith. Bonus Share (BS) options under the SGL Share Plan are issued on grant date and thus dividends are paid when the Company declares a dividend. Similarly, the BS holders under the SGL Phantom Scheme receive share-based payments to the equivalent of dividends paid, which were also paid during the period.

4.         (Loss)/gain on financial instruments

		Six months ended			Year ended
Figures are in South African Rand millions unless otherwise stated	Note	Dec 2016	Jun 2016	Dec 2015	Dec 2016	Dec 2015
Fair value adjustment of share-based payment obligations	3	104.5	(1,181.1)	(96.4)	(1,076.6)	(87.3)
Loss on revised cash flows of the Burnstone Debt	8	(29.3)	—	(162.5)	(29.3)	(162.5)
Other(1)		69.0	4.1	4.4	73.1	20.3
Total (loss)/gain on financial instruments		144.2	(1,177.0)	(254.5)	(1,032.8)	(229.5)

(1)         The other gain on financial instruments for the year ended 31 December 2016 includes fair value gains of R40.8 million of the Cooke hedges and R21.0 million on the “purchase of concentrate” debtor acquired on acquisition of the Rustenburg Operations.

5.         Impairments

	Six months ended			Year ended
Figures are in South African Rand millions unless otherwise stated	Dec 2016	Jun 2016	Dec 2015	Dec 2016	Dec 2015
Impairment of goodwill(1)	(201.3)	—	—	(201.3)	—
Impairment of property, plant and equipment(1),(2)	(355.0)	(816.7)	—	(1,171.7)	—
Impairment of loan to equity-accounted investee	(5.7)	(2.4)	—	(8.1)	—
Total impairments	(562.0)	(819.1)	—	(1,381.1)	—

(1)         The gold price decreased from R628,000/kg at 30 June 2016 to R510,000/kg at 31 December 2016. As a result a decision was taken during the six months ended 31 December 2016, to impair the goodwill allocated to the Cooke CGU by R201.3 million and the Cooke 1, 2 and 3 mining assets by R355.0 million. The impairment was based on the estimated fair value less cost to sale over the life of mine calculated as expected discounted cash flows from the expected gold reserves and costs to extract the gold.

(2)         Despite intense monitoring and interventions, the Cooke 4 Operation continued to fall short of production targets and losses continued to accumulate. As a result a decision was taken during the six months ended 30 June 2016 to impair the Cooke 4 Operation’s mining assets by R816.7 million. This impairment was based on negative cash flow projections for the remainder of the life of mine.

6.         Reconciliation of headline earnings with profit for the period

	Six months ended			Year ended
Figures are in South African Rand millions unless otherwise stated	Dec 2016	Jun 2016	Dec 2015	Dec 2016	Dec 2015
Profit attributable to owners of Sibanye	3,368.6	333.0	537.1	3,701.6	716.9
Gain on disposal of property, plant and equipment	(42.3)	(53.1)	(44.5)	(95.4)	(58.7)
Impairments	562.0	819.1	—	1,381.1	—
Gain on acquisition	(2,428.0)	—	—	(2,428.0)	—
Taxation effect of re-measurement items	(87.6)	14.9	12.4	(72.7)	16.4
Headline earnings	1,372.7	1,113.9	505.0	2,486.6	674.6

7.         Aquarius acquisition

On 6 October 2015 Sibanye announced a cash offer of US$0.195 per share for the entire issued share capital of Aquarius Platinum Limited (Aquarius) (the Aquarius Transaction), valuing Aquarius at US$294 million. The transaction was subject to the fulfilment of various conditions precedent which were completed on 12 April 2016.

On 12 April 2016, Sibanye paid R4,302 million to the Aquarius shareholders and obtained control (100%) of Aquarius.

The acquisition has a strong strategic and financial rationale for Sibanye, both as a stand-alone transaction and when considered in conjunction with the announcement on 9 September 2015 of the conditional acquisition of the Rustenburg PGM operations from Anglo American Platinum Limited. These acquisitions will result in significant value creation through the realisation of synergies between the PGM assets in the Rustenburg area, thereby enhancing Sibanye’s platinum portfolio.

The Aquarius operations are efficiently managed, mechanised and low-cost operations that will consolidate Sibanye’s position in the South African PGM sector and also provide Sibanye with additional PGM operational experience.

For the nine months ended 31 December 2016, Aquarius contributed revenue of R2,104.4 million and a profit of R223.6 million to the Group’s results.

At 30 June 2016 the purchase price allocation (PPA) was prepared on a provisional basis in accordance with IFRS 3 Business Combinations (IFRS 3). If new information obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date identifies adjustments to the below amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

Subsequently, the Group received new information relating to probable PGM reserves that existed at acquisition date and adjustments were made to the provisional calculation of the fair values resulting in a decrease of R243.0 million in the fair value of property, plant and equipment, and decrease of R68.1 million to the net deferred tax liability, and an increase of R174.9 million in the reported value of goodwill. Accordingly, the PPA has been restated as required by IFRS 3.

Consideration

Figures are in South African Rand millions unless otherwise stated	Dec 2016
Cash	4,301.5
Total consideration	4,301.5

Acquisition-related costs

The Group incurred acquisition-related costs of R93.1 million on advisory and legal fees. These costs are recognised as transaction costs in profit or loss.

Identifiable assets acquired and liabilities assumed

The following table summarises the recognised amounts of assets acquired and liabilities assumed at the acquisition date:

Figures are in South African Rand millions unless otherwise stated	Notes	Revised
Property, plant and equipment		1,680.8
Equity-accounted investments	9	2,066.7
Environmental rehabilitation obligation funds		151.9
Non-current financial assets		108.4
Inventories		155.0
Trade and other receivables		908.9
Cash and cash equivalents		494.1
Deferred tax		49.2
Environmental rehabilitation obligation	11	(630.0)
Non-current financial liabilities		(32.4)
Trade and other payables		(1,025.6)
Tax and royalties payable		(13.2)
Total fair value of identifiable net assets acquired		3,913.8

The fair value of assets and liabilities excluding property plant and equipment, and environmental rehabilitation obligation approximate their carrying value. The fair value of property, plant and equipment was based on the expected discounted cash flows of the expected (PGM) reserves and costs to extract the PGMs discounted at a discount rate of 9% for Kroondal and Platinum Mile, and 15% for Mimosa, and an average PGM (4E) basket price of R14,700/kg.

Goodwill

Goodwill arising from the acquisition has been recognised as follows:

Figures are in South African Rand millions unless otherwise stated	Revised
Consideration paid	4,301.5
Fair value of identifiable net assets	(3,913.8)
Non-controlling interests, based on their proportionate interest in the recognised amounts of the assets and liabilities	12.9
Goodwill	400.6

The goodwill is attributable to the synergies between the PGM assets in the Rustenburg area. The allocation of goodwill has been provisionally allocated to the Kroondal and Rustenburg Operations cash-generating units. None of the goodwill recognised is expected to be deducted for tax purposes.

8.         Rustenburg Platinum Mines acquisition

On 9 September 2015, Sibanye announced that it had entered into written agreements with Rustenburg Platinum Mines Limited (RPM), a wholly owned subsidiary of Anglo American Platinum Limited (Anglo Platinum) to acquire the Bathopele, Siphumelele (including Khomanani), and Thembelani (including Khuseleka) mining operations, two concentrating plants, an on-site chrome recovery plant, the Western Limb Tailings Retreatment Plant, associated surface infrastructure and related assets and liabilities on a going concern basis (the Rustenburg Operations) (the Rustenburg Operations Transaction).

The purchase consideration comprises an upfront payment of R1.5 billion at the closing of the Rustenburg Operation Transaction (Closing) and a deferred payment calculated as being equal to 35% of the distributable free cash flow generated by the Rustenburg Operations over a six-year period from the later of Closing or 1 January 2017 (Deferred Payment), subject to a minimum payment of R3.0 billion. In addition to the Deferred Payment, which allows for a favourable extended payment period; should the Rustenburg Operations generate negative distributable free cash flows in any of 2016, 2017 or 2018, RPM will be required to pay up to R267 million per annum to ensure that the free cash flows for the relevant year is equal to zero.

On 19 October 2016, Sibanye obtained consent in terms of section 11 of the Mineral and Petroleum Resources Development Act for the transfer of the mining right and prospecting right pursuant to the Rustenburg Operations Transaction. Sibanye obtained control (88.4%) of the Rustenburg Operations on this date.

For the two months ended 31 December 2016, the Rustenburg Operations contributed revenue of R1,656.0 million and a loss of R242.6 million to the Group’s results.

The purchase price allocation has been prepared on a provisional basis in accordance with IFRS 3. The values measured on a provisional basis include, inter alia, deferred tax and the process to determine the effective date tax valuations.

If new information obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date, identifies adjustments to the below amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

Consideration

Figures are in South African Rand millions unless otherwise stated	Dec 2016
Cash	1,500.0
Deferred Payment (included in non-current financial liabilities)	1,553.3
True-up amount	65.1
Total consideration	3,118.4

Acquisition-related costs

The Group incurred acquisition-related costs of R72.4 million on advisory and legal fees. These costs are recognised as transaction costs in profit or loss.

Identifiable assets acquired and liabilities assumed

The following table summarises the provisional fair value of assets acquired and liabilities assumed at the acquisition date:

Figures are in South African Rand millions unless otherwise stated		Dec 2016
Property, plant and equipment		4,021.5
Environmental rehabilitation obligation funds		280.7
Non-current financial assets		220.9
Inventories		80.4
Trade and other receivables		2,991.6
Current financial assets		242.0
Cash and cash equivalents		0.1
Deferred tax		(898.5)
Environmental rehabilitation obligation	11	(79.8)
Trade and other payables		(1,312.5)
Total fair value of identifiable net assets acquired		5,546.4

The fair value of assets and liabilities excluding property, plant and equipment, and environmental rehabilitation obligation approximate their carrying value. The fair value of property, plant and equipment was based on the expected discounted cash flows of the expected PGM reserves and costs to extract the PGMs discounted at a discount rate of 9.2% and an average PGM (4E) basket price of R14,725/kg.

Share-based payment on BEE transaction

The share-based payment on BEE transaction amounted to R240.3 million. In terms of the Rustenburg Operations Transaction a 26% equity stake in Sibanye Rustenburg Platinum Mines Proprietary Limited (SRPM) was acquired by the BBBEE SPV (the “BBBEE Transaction”) by a vendor financed facility from Sibanye Platinum Proprietary Limited (Sibanye Platinum), on the following terms:

•                  Interest at up to 0.2% above Sibanye’s highest cost of debt;

•                  Post payment of the annual Deferred Payment to RPM and in respect of any repayment by SRPM of shareholder loans or the distribution of dividends, 74% will be paid to Sibanye Platinum and 26% to BBBEE SPV;

•                  Of the 26% payment to BBBEE SPV, 85% will be used to service the facility owing by BBBEE SPV to Sibanye Platinum;

•                  The remaining 15% of any such payment or 100%, once the facility owing by BBBEE SPV to Sibanye Platinum is repaid, will be declared by BBBEE SPV as a dividend to the BBBEE SPV shareholders; and

•                  The facility will be capped at R3,500 million.

The IFRS 2 Share-based Payment expense has been limited to 44.8% of the 26% interest relating to the Bakgatla-Ba-Kgafela Investment Holdings, as the Rustenburg Mine Community Trust and Rustenburg Mine Employees Trust are controlled and consolidated by Sibanye. The 44.8% interest was based on the expected discounted future cash flows of the expected PGM reserves and costs to extract the PGMs.

Gain on acquisition

Gain on acquisition has been recognised as follows:

Figures are in South African Rand millions unless otherwise stated	Dec 2016
Consideration	3,118.4
Fair value of net identifiable assets	(5,546.4)
Gain on acquisition	(2,428.0)

The excess of the fair value of the net assets acquired over the consideration is recognised immediately in profit or loss as a gain on acquisition. The gain on acquisition is attributable to the fact the Rustenburg Operations were considered non-core operations by Anglo Platinum.

9.         Equity-accounted investments

The Group holds the following equity-accounted investments:

	Six months ended			Year ended
Figures are in South African Rand millions unless otherwise stated	Dec 2016	Jun 2016	Dec 2015	Dec 2016	Dec 2015
Rand Refinery	72.4	93.9	148.7	72.4	148.7
Mimosa	2,049.3	2,046.8	—	2,049.3	—
Other equity-accounted investments	35.7	51.5	18.8	35.7	18.8
Total equity-accounted investments	2,157.4	2,192.2	167.5	2,157.4	167.5

Rand Refinery

Sibanye has a 33.1% interest in Rand Refinery Proprietary Limited (Rand Refinery) which is accounted for using the equity method.

Rand Refinery recognised losses during the period as a result of inefficiencies in processing by-product stockpiles.

The carrying value of Rand Refinery remains an area of estimation and uncertainty.

The equity-accounted investment in Rand Refinery movement for the period is as follows:

	Six months ended			Year ended
Figures are in South African Rand millions unless otherwise stated	Dec 2016	Jun 2016	Dec 2015	Dec 2016	Dec 2015
Balance at beginning of the period	93.9	148.7	83.6	148.7	55.1
Share of results of equity-accounted investee after tax	(41.0)	(75.5)	86.0	(116.5)	114.5
Interest on the loan to equity-accounted investee capitalised	19.5	20.7	—	40.2	—
Loan repaid by equity-accounted investee	—	—	(20.9)	—	(20.9)
Balance at end of the period	72.4	93.9	148.7	72.4	148.7

Mimosa

Sibanye has a 50% interest in Mimosa Investments Limited, which owns and operates the Mimosa mine.

The equity-accounted investment in Mimosa movement for the period is as follows:

		Six months ended			Year ended
Figures are in South African Rand millions unless otherwise stated	Note	Dec 2016	Jun 2016	Dec 2015	Dec 2016	Dec 2015
Balance at beginning of the period		2,046.8	—	—	—	—
Share of results of equity-accounted investee after tax		143.9	(29.0)	—	114.9	—
Foreign currency translation		(141.4)	9.1	—	(132.3)	—
Equity-accounted investment on acquisition of subsidiaries	7	—	2,066.7	—	2,066.7	—
Balance at end of the period		2,049.3	2,046.8	—	2,049.3	—

10.  Borrowings

	Six month periods ended			Year ended
Figures are in South African Rand millions unless otherwise stated	Dec 2016	Jun 2016	Dec 2015	Dec 2016	Dec 2015
Balance at beginning of the period	7,028.9	3,803.6	3,716.3	3,803.6	3,170.0
Loans raised	11,955.0	5,325.5	—	17,280.5	1,552.0
- R6.0 billion facilities	5,100.0	—	—	5,100.0	—
- R4.5 billion facilities	—	1,936.4	—	1,936.4	1,000.0
- US$350 million revolving credit facility	554.0	2,217.5	—	2,771.5	—
- Other uncommitted facilities	6,301.0	1,171.6	—	7,472.6	552.0
Loans repaid	(9,879.8)	(1,954.9)	(470.9)	(11,834.7)	(1,527.9)
- R4.5 billion facilities	(3,250.0)	(650.0)	(470.9)	(3,900.0)	(1,020.9)
- US$350 million revolving credit facility	(558.3)	(653.3)	—	(1,211.6)	—
- Other uncommitted facilities	(6,071.5)	(651.6)	—	(6,723.1)	(552.0)
Franco-Nevada settlement (non-cash)	(7.8)	(21.3)	(20.2)	(29.1)	(34.6)
Unwinding of loans recognised at amortised cost	69.0	72.4	55.1	141.4	102.3
Loss on revised estimated cash flows(1)	29.3	—	162.5	29.3	162.5
(Gain)/loss on foreign exchange difference	(220.8)	(196.4)	360.8	(417.2)	424.3
Balance at end of the period	8,973.8	7,028.9	3,803.6	8,973.8	3,803.6
Borrowings consist of:
- R6.0 billion facilities	5,100.0	—	—	5,100.0	—
- US$350 million revolving credit facility	1,369.0	1,470.0	—	1,369.0	—
- R4.5 billion facilities	—	3,249.2	1,961.6	—	1,961.6
- Franco Nevada	2.7	11.1	33.7	2.7	33.7
- Burnstone Debt	1,752.6	1,778.6	1,808.3	1,752.6	1,808.3
- Other borrowings	749.5	520.0	—	749.5	—
Borrowings	8,973.8	7,028.9	3,803.6	8,973.8	3,803.6
Current portion of borrowings	(752.3)	(3,780.3)	(1,995.3)	(752.3)	(1,995.3)
Non-current borrowings	8,221.5	3,248.6	1,808.3	8,221.5	1,808.3

(1)         At 31 December 2016, the expected free cash flows expected to repay the Burnstone loan was revised as a result of revised cash flows over the life of mine plan updated for revised gold prices, exchange rates, forecast cost and capital expenditure. In terms of IAS 39 AG8 the carrying value of the Burnstone Debt increased by R29.3 million, disclosed as part of loss on financial instruments in profit or loss.

11.  Environmental rehabilitation obligation

		Six months ended			Year ended
Figures are in South African Rand millions unless otherwise stated	Note	Dec 2016	Jun 2016	Dec 2015	Dec 2016	Dec 2015
Balance at beginning of the period		3,340.4	2,411.0	2,583.1	2,411.0	2,486.8
Interest charge		149.4	142.0	101.3	291.4	197.9
Payment of environmental rehabilitation obligation		—	—	—	—	(0.3)
Change in estimates(1)		411.5	157.4	(273.4)	568.9	(273.4)
Charge to profit or loss		1.1	—	—	1.1	—
Environmental rehabilitation obligation assumed on acquisition of subsidiaries	7,8	79.8	630.0	—	709.8	—
Balance at end of the period		3,982.2	3,340.4	2,411.0	3,982.2	2,411.0

(1)         Changes in estimates are defined as changes in reserves and corresponding changes in life of mine, changes in discount rates, and changes in laws and regulations governing environmental matters. At acquisition the environmental rehabilitation obligation acquired was calculated based on the weighted average cost of capital in terms of IFRS 3 for acquisition purposes. Subsequent to initial recognition the provision was recalculated based on the risk free rate of interest in terms of IAS 37. The resulting change in estimate for Aquarius and Rustenburg Operations was R157.4 million and R197.6 million, respectively.

12.  Fair value of financial assets and financial liabilities

The fair value of financial instruments is estimated based on ruling market prices, volatilities and interest rates at 31 December 2016.

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:    inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following tables set out the Group’s significant financial instruments measured at fair value by level within the fair value hierarchy:

	Dec 2016			Jun 2016			Dec 2015
Figures are in South African Rand millions unless otherwise stated	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
Environmental rehabilitation obligation funds	3,100.5	—	—	2,655.5	—	—	2,413.9	—	—
Financial assets	—	—	665.9	—	—	111.6	—	—	1.3
Financial liabilities measured at fair value
Non-current financial liabilities	—	—	(1,613.7)	—	—	(33.2)	—	—	—

13.  Contingent liabilities

As previously indicated, the claims relating to silicosis and other occupational lung diseases are being defended.

On 13 May, 2016, the High Court ruled in favour of the applicants and found that there were sufficient common issues to certify two industry-wide classes: (i) a silicosis class comprising current and former mine workers who have contracted silicosis and the dependents of mine workers who have died of silicosis; and (ii) a tuberculosis class comprising current and former mine workers who have worked on the mines for a period of not less than two years and who have contracted pulmonary tuberculosis and the dependents of deceased mine workers who died of pulmonary tuberculosis. The High Court ordered a two-stage process in the class action: (i) resolve common issues and allow individuals to opt out, and (ii) allow the individuals to opt in to the class to make claims against the Respondents. The High Court also decided that claims for general damages will transmit to the estate of any deceased mine worker who dies after the date of filing of the certification application.

On 3 June 2016, Sibanye and the other Respondents filed an application with the High Court for leave to appeal to the Supreme Court of Appeal. Arguments in the application for leave to appeal were heard on 23 June 2016. On 24 June 2016, leave to appeal was (i) granted in respect of the transferability of general damages claims but (ii) denied in respect of certification of silicosis and tuberculosis classes. On 15 July 2016, Sibanye and the other Respondents each filed petitions with the Supreme Court of Appeal for leave to appeal against the certification of the two separate classes for silicosis and tuberculosis.

At this stage, Sibanye can neither quantify the potential liability from the action due to the inherent legal and factual uncertainties with respect to the pending claims and other claims not yet filed against the Group nor can the length of time until finalisation be estimated.

14.  Events after the reporting date

There were no events that could have a material impact on the financial results of the Group after 31 December 2016, other than those disclosed below:

Dividend declared

A final dividend in respect of the six months ended 31 December 2016 of 60 cents per share (ZAR) was approved by the Board. This dividend is not reflected in these financial statements. The final dividend will be subject to Dividend Withholding Tax.

Stillwater

Good progress has been made regarding the proposed acquisition of Stillwater Mining Company Limited (Stillwater), which was announced on 9 December 2016. Ultimately, this transaction will attractively position Sibanye’s Platinum Division on the global cost curve, enhancing Sibanye’s ability to sustain and pay industry-leading dividends.

15.  Mineral Reserves and Resources

Reserves and Resources as at 31 December 2016 are in the process of being updated and reviewed. Included in this update will be added 4E reserves and resources from the recent Platinum acquisitions.

16.  Review Report of the Independent Auditor

These condensed consolidated preliminary financial statements for the year ended 31 December 2016, have been reviewed by the Company’s auditor, KPMG Inc., who expressed an unmodified review conclusion.

The auditor’s report does not necessarily report on all of the information contained in these financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should obtain a copy of the auditor’s report together with the accompanying financial information from the Company’s registered office.

Segment financial results

Figures are in millions unless otherwise stated

	For the six month ended 31 Dec 2016
South African Rand	Group	Total Gold	Driefontein	Kloof	Beatrix	Cooke	Corporate	Total(1) Platinum	Kroondal	Platinum Mile	Mimosa	Rustenburg	Corporate
Revenue	16,536.0	13,484.3	4,649.0	4,433.1	2,957.5	1,483.7	(39.0)	3,051.7	1,315.0	101.7	803.6	1,656.0	(824.6)
Underground	14,855.8	12,096.0	4,051.2	4,003.0	2,831.3	1,249.5	(39.0)	2,759.8	1,315.0	—	803.6	1,465.8	(824.6)
Surface	1,680.2	1,388.3	597.8	430.1	126.2	234.2	—	291.9	—	101.7	—	190.2	—
Operating costs	(11,397.3)	(8,649.7)	(2,799.2)	(2,522.2)	(1,925.3)	(1,403.0)	—	(2,747.6)	(1,103.3)	(61.8)	(617.5)	(1,582.5)	617.5
Underground	(10,340.1)	(7,781.1)	(2,420.4)	(2,294.1)	(1,838.7)	(1,227.9)	—	(2,559.0)	(1,103.3)	—	(617.5)	(1,455.7)	617.5
Surface	(1,057.2)	(868.6)	(378.8)	(228.1)	(86.6)	(175.1)	—	(188.6)	—	(61.8)	—	(126.8)	—
Operating profit	5,138.7	4,834.6	1,849.8	1,910.9	1,032.2	80.7	(39.0)	304.1	211.7	39.9	186.1	73.5	(207.1)
Underground	4,515.7	4,314.9	1,630.8	1,708.9	992.6	21.6	(39.0)	200.8	211.7	—	186.1	10.1	(207.1)
Surface	623.0	519.7	219.0	202.0	39.6	59.1	—	103.3	—	39.9	—	63.4	—
Amortisation and depreciation	(2,096.5)	(1,925.2)	(518.6)	(625.2)	(426.7)	(345.1)	(9.6)	(171.3)	(90.3)	(0.8)	(155.8)	(58.6)	134.2
Net operating profit	3,042.2	2,909.4	1,331.2	1,285.7	605.5	(264.4)	(48.6)	132.8	121.4	39.1	30.3	14.9	(72.9)
Investment income	169.6	144.5	34.6	30.6	16.8	15.9	46.6	25.1	7.8	(9.3)	—	(2,918.8)	2,945.4
Finance expenses	(517.9)	(452.5)	(72.5)	(85.5)	(39.4)	(35.8)	(219.3)	(65.4)	(0.7)	—	(7.7)	(26.2)	(30.8)
Share-based payments	(118.5)	(118.5)	(5.6)	(4.3)	(2.4)	—	(106.2)	—	—	—	—	—	—
Exploration and feasibility costs	(4.0)	(4.0)	—	—	(4.0)	—	—	—	—	—	—	—	—
Net other costs	154.6	98.1	(0.7)	(5.7)	(14.7)	(110.0)	229.2	56.5	(61.2)	(0.4)	189.3	(92.2)	21.0
Non-recurring items	1,475.8	(633.4)	(15.9)	(14.1)	(15.0)	(603.5)	15.1	2,109.2	(0.3)	—	—	2,354.6	(245.1)
Royalties	(281.1)	(265.3)	(102.8)	(94.4)	(60.9)	(7.2)	—	(15.8)	—	—	(55.8)	(8.3)	48.3
Current tax	(618.1)	(617.7)	(269.3)	(213.7)	(137.5)	(0.3)	3.1	(0.4)	—	—	(22.8)	—	22.4
Deferred tax	(119.7)	(148.6)	(51.2)	(142.8)	10.3	42.9	(7.8)	28.9	—	(11.3)	10.6	27.0	2.6
Profit for the period	3,182.9	912.0	847.8	755.8	358.7	(962.4)	(87.9)	2,270.9	67.0	18.1	143.9	(649.0)	2,690.9
Profit attributable to:
Owners of Sibanye	3,368.6	1,100.0	847.8	755.8	358.7	(773.5)	(88.8)	2,268.6	67.0	15.8	143.9	(649.0)	2,690.9
Non-controlling interests	(185.7)	(188.0)	—	—	—	(188.9)	0.9	2.3	—	2.3	—	—	—

Capital expenditure
Total expenditure	(2,389.8)	(2,130.9)	(583.4)	(764.4)	(339.2)	(136.0)	(307.9)	(258.9)	(108.5)	(0.5)	(99.1)	(148.7)	97.9
Sustaining capital	(676.5)	(417.6)	(147.0)	(175.3)	(52.8)	(27.1)	(15.4)	(258.9)	(108.5)	(0.5)	(99.1)	(148.7)	97.9
Ore reserve development	(1,252.1)	(1,252.1)	(399.2)	(494.3)	(285.9)	(72.7)	—	—	—	—	—	—	—
Growth projects	(461.2)	(461.2)	(37.2)	(94.8)	(0.5)	(36.2)	(292.5)	—	—	—	—	—	—

	For the six months ended 31 Dec 2016
United Sates Dollars(2)	Group	Total Gold	Driefontein	Kloof	Beatrix	Cooke	Corporate	Total(1) Platinum	Kroondal	Platinum Mile	Mimosa	Rustenburg	Corporate
Revenue	1,172.0	962.0	331.4	315.8	210.5	107.0	(2.6)	210.0	91.6	7.0	56.0	112.9	(57.5)
Underground	1,052.8	862.7	288.5	285.1	201.5	90.3	(2.6)	190.0	91.6	—	56.0	99.9	(57.5)
Surface	119.3	99.3	42.9	30.7	9.0	16.7	—	20.0	—	7.0	—	13.0	—
Operating costs	(805.3)	(616.2)	(199.3)	(179.7)	(136.8)	(100.5)	—	(189.1)	(77.0)	(4.3)	(43.1)	(107.8)	43.1
Underground	(730.6)	(554.4)	(172.4)	(163.5)	(130.6)	(88.0)	—	(176.2)	(77.0)	—	(43.1)	(99.2)	43.1
Surface	(74.7)	(61.8)	(26.9)	(16.2)	(6.2)	(12.5)	—	(12.9)	—	(4.3)	—	(8.6)	—
Operating profit	366.7	345.8	132.1	136.1	73.7	6.5	(2.6)	20.9	14.6	2.7	12.9	5.1	(14.4)
Underground	322.2	308.3	116.1	121.6	70.9	2.3	(2.6)	13.8	14.6	—	12.9	0.7	14.4
Surface	44.6	37.5	16.0	14.5	2.8	4.2	—	7.1	—	2.7	—	4.4	—
Amortisation and depreciation	(148.8)	(136.9)	(36.9)	(44.3)	(30.3)	(24.8)	(0.6)	(11.9)	(6.3)	(0.1)	(10.8)	(4.0)	9.3
Net operating profit	217.9	208.9	95.2	91.8	43.4	(18.3)	(3.2)	9.0	8.3	2.6	2.1	1.1	(5.1)
Investment income	12.1	10.3	2.4	2.1	1.2	1.1	3.5	1.8	0.5	(0.6)	—	(198.8)	200.7
Finance expenses	(36.5)	(31.9)	(5.1)	(6.0)	(2.8)	(2.6)	(15.4)	(4.6)	(0.1)	—	(0.6)	(1.8)	(2.1)
Share-based payments	(8.5)	(8.5)	(0.4)	(0.3)	(0.2)	—	(7.6)	—	—	—	—	—	—
Exploration and feasibility costs	(0.3)	(0.3)	—	—	(0.3)	—	—	—	—	—	—	—	—
Net other costs	6.5	3.0	(0.7)	(1.1)	(1.4)	(7.5)	13.7	3.5	(4.1)	—	12.9	(6.3)	1.0
Non-recurring items	97.6	(46.1)	(1.1)	(0.8)	(1.1)	(43.7)	0.6	143.7	—	—	—	160.4	(16.7)
Royalties	(19.9)	(18.8)	(7.4)	(6.7)	(4.2)	(0.5)	—	(1.1)	—	—	(3.8)	(0.6)	3.3
Current tax	(43.6)	(43.5)	(19.0)	(15.2)	(9.6)	—	0.3	(0.1)	—	—	(1.6)	—	1.5
Deferred tax	(8.2)	(10.1)	(3.5)	(9.7)	0.7	2.9	(0.5)	1.9	—	(0.8)	0.7	1.8	0.2
Profit for the period	217.1	63.0	60.4	54.1	25.7	(68.6)	(8.6)	154.1	4.6	1.2	9.7	(44.2)	182.8
Profit attributable to:
Owners of Sibanye	230.5	76.6	60.4	54.1	25.7	(54.9)	(8.7)	153.9	4.6	1.0	9.7	(44.2)	182.8
Non-controlling interests	(13.4)	(13.6)	—	—	—	(13.7)	0.1	0.2	—	0.2	—	—	—

Capital expenditure
Total expenditure	(168.3)	(150.4)	(41.2)	(53.8)	(24.0)	(9.6)	(21.8)	(17.9)	(7.7)	—	(7.0)	(10.1)	6.9
Sustaining capital	(47.2)	(29.3)	(10.3)	(12.2)	(3.7)	(1.9)	(1.2)	(17.9)	(7.7)	—	(7.0)	(10.1)	6.9
Ore reserve development	(88.8)	(88.8)	(28.3)	(35.0)	(20.3)	(5.2)	—	—	—	—	—	—	—
Growth projects	(32.3)	(32.3)	(2.6)	(6.6)	—	(2.5)	(20.6)	—	—	—	—	—	—

(1)              The Platinum Division’s results for the six months ended 31 December 2016 include the Rustenburg Operations for two months since acquisition.

(2)              The average exchange rate for the six months ended 31 December 2016 was R13.97/US$.

	For the six months ended 30 June 2016
South African Rand	Group	Total Gold	Driefontein	Kloof	Beatrix	Cooke	Corporate	Total(1) Platinum	Kroondal	Platinum Mile	Mimosa	Corporate
Revenue	14,704.7	14,017.0	4,752.1	4,457.8	2,926.4	1,878.5	2.2	687.7	658.3	29.4	419.6	(419.6)
Underground	13,170.7	12,512.4	4,054.1	4,009.6	2,795.6	1,650.9	2.2	658.3	658.3		419.6	(419.6)
Surface	1,534.0	1,504.6	698.0	448.2	130.8	227.6	—	29.4	—	29.4	—	—
Operating costs	(9,311.8)	(8,696.3)	(2,767.4)	(2,518.8)	(1,828.1)	(1,582.0)	—	(615.5)	(586.5)	(29.0)	(351.5)	351.5
Underground	(8,460.5)	(7,874.0)	(2,431.7)	(2,315.3)	(1,728.7)	(1,398.3)	—	(586.5)	(586.5)	—	(351.5)	351.5
Surface	(851.3)	(822.3)	(335.7)	(203.5)	(99.4)	(183.7)	—	(29.0)	—	(29.0)	—	—
Operating profit	5,392.9	5,320.7	1,984.7	1,939.0	1,098.3	296.5	2.2	72.2	71.8	0.4	68.1	(68.1)
Underground	4,710.6	4,638.4	1,622.4	1,694.3	1,066.9	252.6	2.2	71.8	71.8	—	68.1	(68.1)
Surface	682.3	682.3	362.3	244.7	31.4	43.9	—	0.4	—	0.4	—	—
Amortisation and depreciation	(1,945.4)	(1,889.5)	(494.3)	(565.5)	(391.3)	(425.7)	(12.7)	(55.9)	(45.9)	(0.4)	(67.9)	58.3
Net operating profit	3,447.5	3,431.2	1,490.4	1,373.5	707.0	(129.2)	(10.5)	16.3	25.9	—	0.2	(9.8)
Investment income	161.8	145.1	36.2	31.7	17.3	16.6	43.3	16.7	4.2	0.3	0.5	11.7
Finance expenses	(385.2)	(353.7)	(70.6)	(70.5)	(38.2)	(40.0)	(134.4)	(31.5)	(0.7)	—	(3.5)	(27.3)
Share-based payments	(137.4)	(137.4)	(10.9)	(9.4)	(6.7)	—	(110.4)	—	—	—	—	—
Exploration and feasibility costs	(0.1)	(0.1)	—	—	(0.1)	—	—	—	—	—	—	—
Net other costs	(1,309.1)	(1123.3)	(225.4)	(182.2)	(151.7)	(5.0)	(559.0)	(185.8)	(4.6)	(0.2)	(1.6)	(179.4)
Non-recurring items	(918.5)	(915.1)	(4.9)	29.8	2.4	(820.4)	(122.0)	(3.4)	(1.0)	—	—	(2.4)
Royalties	(265.5)	(262.7)	(102.0)	(99.9)	(52.3)	(8.5)	—	(2.8)	—	—	(27.1)	24.3
Current tax	(493.7)	(493.6)	(203.0)	(208.3)	(85.5)	(0.8)	4.0	(0.1)	—	—	—	(0.1)
Deferred tax	(11.7)	(15.9)	(13.1)	(5.7)	9.1	(7.6)	1.4	4.2	—	(0.3)	2.5	2.0
Profit for the period	88.1	274.5	896.7	859.0	401.3	(994.9)	(887.6)	(186.4)	23.8	(0.2)	(29.0)	(181.0)
Profit attributable to:
Owners of Sibanye	333.0	519.3	896.7	859.0	401.3	(750.0)	(887.6)	(186.4)	23.8	(0.2)	(29.0)	(181.0)
Non-controlling interests	(244.9)	(244.9)	—	—	—	(244.9)	—	—	—	—	—	—

Capital expenditure
Total expenditure	(1,761.4)	(1,693.3)	(468.2)	(539.8)	(289.2)	(113.2)	(282.9)	(68.1)	(67.3)	(0.8)	(60.7)	60.7
Sustaining capital	(334.0)	(265.9)	(71.5)	(85.9)	(32.0)	(21.8)	(54.7)	(68.1)	(67.3)	(0.8)	(60.7)	60.7
Ore reserve development	(1,142.3)	(1,142.3)	(379.8)	(418.6)	(257.0)	(86.9)	—	—	—	—	—	—
Growth projects	(285.1)	(285.1)	(16.9)	(35.3)	(0.2)	(4.5)	(228.2)	—	—	—	—	—

	For the six months ended 30 June 2016
United States Dollars(2)	Group	Total Gold	Driefontein	Kloof	Beatrix	Cooke	Corporate	Total(1) Platinum	Kroondal	Platinum Mile	Mimosa	Corporate
Revenue	956.1	911.4	309.0	289.8	190.3	122.1	0.1	44.7	42.8	1.9	27.3	(27.3)
Underground	856.3	813.6	263.6	260.7	181.8	107.3	0.1	42.8	42.8	—	27.3	(27.3)
Surface	99.7	97.8	45.4	29.1	8.5	14.8	—	1.9	—	1.9	—	—
Operating costs	(605.4)	(565.4)	(179.9)	(163.7)	(118.9)	(102.8)	—	(40.0)	(38.1)	(1.9)	(22.9)	22.9
Underground	(550.1)	(512.0)	(158.1)	(150.5)	(112.4)	(90.9)	—	(38.1)	(38.1)	—	(22.9)	22.9
Surface	(55.3)	(53.4)	(21.8)	(13.2)	(6.5)	(11.9)	—	(1.9)	—	(1.9)	—	—
Operating profit	350.7	346.0	129.1	126.1	71.4	19.3	0.1	4.7	4.7	—	4.4	(4.4)
Underground	306.3	301.3	105.5	110.2	69.4	16.4	0.1	4.7	4.7	—	4.4	(4.4)
Surface	44.4	44.4	23.6	15.9	2.0	2.9	—	—	—	—	—	—
Amortisation and depreciation	(126.5)	(122.9)	(32.1)	(36.8)	(25.4)	(27.7)	(0.9)	(3.6)	(3.0)	—	(4.4)	3.8
Net operating profit	224.2	223.1	97.0	89.3	46.0	(8.4)	(0.8)	1.1	1.7	.	—	(0.6)
Investment income	10.5	9.4	2.4	2.1	1.1	1.1	2.7	1.1	0.3	—	—	0.8
Finance expenses	(25.0)	(23.0)	(4.6)	(4.6)	(2.5)	(2.6)	(8.7)	(2.0)	—	—	(0.2)	(1.8)
Share-based payments	(8.9)	(8.9)	(0.7)	(0.6)	(0.4)	—	(7.2)	—	—	—	—	—
Exploration and feasibility costs	—	—	—	—	—	—	—	—	—	—	—	—
Net other costs	(85.1)	(73.0)	(14.7)	(11.8)	(9.9)	(0.3)	(36.3)	(12.1)	(0.3)	—	(0.1)	(11.7)
Non-recurring items	(59.7)	(59.4)	(0.3)	1.9	0.2	(53.3)	(7.9)	(0.3)	(0.1)	—	—	(0.2)
Royalties	(17.3)	(17.1)	(6.6)	(6.5)	(3.4)	(0.6)	—	(0.2)	—	—	(1.8)	1.6
Current tax	(32.1)	(32.1)	(13.2)	(13.5)	(5.6)	(0.1)	0.3	—	—	—	—	—
Deferred tax	(0.8)	(1.1)	(0.9)	(0.4)	0.6	(0.5)	0.1	0.3	—	—	0.2	0.1
Profit for the period	5.8	17.9	58.4	55.9	26.1	(64.7)	(57.8)	(12.1)	1.6	—	(1.9)	(11.8)
Profit attributable to:
Owners of Sibanye	21.7	33.8	58.4	55.9	26.1	(48.8)	(57.8)	(12.1)	1.6	—	(1.9)	(11.8)
Non-controlling interests	(15.9)	(15.9)	—	—	—	(15.9)	—	—	—	—	—	—

Capital expenditure
Total expenditure	(114.5)	(110.1)	(30.4)	(35.1)	(18.8)	(7.4)	(18.4)	(4.4)	(4.3)	(0.1)	(3.9)	3.9
Sustaining capital	(21.7)	(17.3)	(4.6)	(5.6)	(2.1)	(1.4)	(3.6)	(4.4)	(4.3)	(0.1)	(3.9)	3.9
Ore reserve development	(74.3)	(74.3)	(24.7)	(27.2)	(16.7)	(5.7)	—	—	—	—	—	—
Growth projects	(18.5)	(18.5)	(1.1)	(2.3)	—	(0.3)	(14.8)	—	—	—	—	—

(1)         The Platinum Division’s results for the six months ended 30 June 2016 include Aquarius for three months since acquisition.

(2)         The average exchange rate for the six and three months ended 30 June 2016 was R15.38/US$ and R14.97/US$, respectively.

						For the six months ended
United States Dollars(1)						31 December 2015	South African Rand
Corporate	Cooke	Beatrix	Kloof	Driefontein	Group		Group	Driefontein	Kloof	Beatrix	Cooke	Corporate
—	122.4	202.9	269.0	325.8	920.1	Revenue	12,471.9	4,429.0	3,650.2	2,736.3	1,656.4	—
—	109.3	194.4	247.1	288.2	839.0	Underground	11,358.6	3,917.8	3,349.1	2,618.7	1,473.0	—
—	13.1	8.5	21.9	37.6	81.1	Surface	1,113.3	511.2	301.1	117.6	183.4	—
—	(117.4)	(130.7)	(181.5)	(192.5)	(622.1)	Operating costs	(8,500.9)	(2,641.2)	(2,479.9)	(1,782.6)	(1,597.2)	—
—	(105.3)	(123.4)	(169.9)	(171.1)	(569.7)	Underground	(7,780.5)	(2,349.3)	(2,321.0)	(1,681.3)	(1,428.9)	—
—	(12.1)	(7.3)	(11.6)	(21.4)	(52.4)	Surface	(720.4)	(291.9)	(158.9)	(101.3)	(168.3)	—
—	5.0	72.2	87.5	133.3	298.0	Operating profit	3,971.0	1,787.8	1,170.3	953.7	59.2	—
—	4.0	71.0	77.2	117.1	269.3	Underground	3,578.1	1,568.5	1,028.1	937.4	44.1	—
—	1.0	1.2	10.3	16.2	28.7	Surface	392.9	219.3	142.2	16.3	15.1	—
(0.7)	(29.0)	(35.0)	(39.8)	(45.4)	(149.9)	Amortisation and depreciation	(2,028.0)	(617.5)	(543.8)	(464.6)	(392.3)	(9.8)
(0.7)	(24.0)	37.2	47.7	87.9	148.1	Net operating profit	1,943.0	1,170.3	626.5	489.1	(333.1)	(9.8)
2.9	0.9	1.5	2.1	3.0	10.4	Investment income	140.1	39.9	27.7	19.8	13.3	39.4
(7.8)	(0.5)	(2.3)	(6.0)	(5.4)	(22.0)	Finance expenses	(298.9)	(73.8)	(80.2)	(31.6)	(10.1)	(103.2)
(28.8)	(0.7)	(2.8)	(2.8)	(3.2)	(38.3)	Net other costs	(492.4)	(42.5)	(37.2)	(38.0)	(10.1)	(364.6)
(6.5)	—	(0.8)	(0.9)	(1.1)	(9.3)	Share-based payments	(129.4)	(16.0)	(12.0)	(11.3)	—	(90.1)
(0.1)	—	(0.1)	(0.1)	(0.5)	(0.8)	Exploration costs	(10.7)	(7.3)	(0.6)	(0.4)	(0.1)	(2.3)
(1.1)	(1.1)	(0.6)	(0.1)	(0.4)	(3.3)	Non-recurring items	(54.8)	(4.3)	(1.8)	(6.8)	(14.9)	(27.0)
—	(0.6)	(5.0)	(5.3)	(8.8)	(19.7)	Royalties	(261.2)	(117.9)	(69.7)	(65.4)	(8.2)	—
(1.3)	—	(11.4)	(7.3)	(21.0)	(41.0)	Current tax	(535.0)	(278.3)	(94.2)	(145.7)	—	(16.8)
1.6	4.5	1.7	1.5	1.7	11.0	Deferred tax	152.5	23.8	17.8	21.5	60.1	29.3
(41.8)	(21.5)	17.4	28.8	52.2	35.1	Profit for the period	453.2	693.9	376.3	231.2	(303.1)	(545.1)
						Profit attributable to:
(41.8)	(15.5)	17.4	28.8	52.2	41.1	Owners of Sibanye	537.1	693.9	376.3	231.2	(219.2)	(545.1)
—	(6.0)	—	—	—	(6.0)	Non-controlling interests	(83.9)	—	(83.9)	—	—	—

						Capital expenditure
(11.4)	(11.2)	(21.8)	(43.9)	(43.1)	(131.4)	Total expenditure	(1,787.9)	(579.1)	(598.7)	(300.7)	(154.8)	(154.6)
(0.5)	(2.7)	(2.8)	(8.3)	(12.5)	(26.8)	Sustaining capital	(363.5)	(165.1)	(114.4)	(39.4)	(38.0)	(6.6)
—	(7.4)	(19.0)	(30.8)	(29.6)	(86.8)	Ore reserve development	(1,186.8)	(400.1)	(422.5)	(261.3)	(102.9)	—
(10.9)	(1.1)	—	(4.8)	(1.0)	(17.8)	Growth projects	(237.6)	(13.9)	(61.8)	—	(13.9)	(148.0)

(1) The average exchange rate for the six months ended 31 December 2015 was R13.61/US$.

Segment operating and financial results

Figures are in millions unless otherwise stated

		For the year ended 31 Dec 2016
South African Rand		Group	Total Gold	Driefontein	Kloof	Beatrix	Cooke	Corporate	Total(1) Platinum	Kroondal	Platinum Mile	Mimosa	Rustenburg	Corporate
Operating results
Ore milled	000’t		20,181	5,971	4,676	4,333	5,201		11,611	2,732	5,669	1,012	2,198
Underground			8,084	2,055	2,009	2,862	1,158		4,948	2,732	—	1,012	1,204
Surface			12,097	3,916	2,667	1,471	4,043		6,663	—	5,669	—	994
Yield	g/t		2.33	2.70	3.25	2.32	1.09		1.72	2.48	3.57	0.65	2.69
Underground			5.21	6.77	6.82	3.35	4.19		2.99	2.48	—	0.65	3.65
Surface			0.41	0.56	0.56	0.30	0.20		0.78	—	3.57	—	1.53
Gold produced/PGM’s	Kg		47,034	16,130	15,210	10,041	5,653		—	—	—	—	—
Underground			42,078	13,920	13,704	9,601	4,853		—	—	—	—	—
Surface			4,956	2,210	1,506	440	800		—	—	—	—	—
Gold sold/PGM’s	kg		46,905	16,046	15,176	10,041	5,642		13,087	5,543	425	2,833	4,286
Underground			41,960	13,836	13,670	9,601	4,853		12,092	5,543	—	2,833	3,716
Surface			4,945	2,210	1,506	440	789		995	—	425	—	570
Revenue	R/kg		586,319	585,884	585,853	585,997	595,923		287,339	355,999	308,471	431,768	386,374
Total cash cost	R/kg		377,034	355,416	340,762	381,625	527,916		—	—	—	—	—
All-in-cost	R/kg		472,585	424,872	435,609	453,232	595,959
All-in-cost margin	%		19	28	26	23	(1)		—	—	—	—	—
Operating cost	R/t		862	937	1,080	866	575		373	619	16	958	720
Underground			1,941	2,374	2,300	1,246	2,268		832	619	—	958	1,209
Surface			140	182	162	126	90		33	—	16	—	128
Revenue		31,240.7	27,501.3	9,401.1	8,890.9	5,883.9	3,362.2	(36.8)	3,739.4	1,973.3	131.1	1,223.2	1,656.0	(1,244.2)
Underground		28,026.5	24,608.4	8,105.3	8,012.6	5,626.9	2,900.4	(36.8)	3,418.1	1,973.3	—	1,223.2	1,465.8	(1,244.2)
Surface		3,214.2	2,892.9	1,295.8	878.3	257.0	461.8	—	321.3	—	131.1	—	190.2	—
Operating costs		(20,709.1)	(17,346.0)	(5,566.6)	(5,041.0)	(3,753.4)	(2,985.0)	—	(3,363.1)	(1,689.8)	(90.8)	(969.0)	(1,582.5)	969.0
Underground		(18,800.6)	(15,655.1)	(4,852.1)	(4,609.4)	(3,567.4)	(2,626.2)	—	(3,145.5)	(1,689.8)	—	(969.0)	(1,455.7)	969.0
Surface		(1,908.5)	(1,690.9)	(714.5)	(431.6)	(186.0)	(358.8)	—	(217.6)	—	(90.8)	—	(126.8)	—
Operating profit		10,531.6	10,155.3	3,834.5	3,849.9	2,130.5	377.2	(36.8)	376.3	283.5	40.3	254.2	73.5	(275.2)
Underground		9,225.9	8,953.3	3,253.2	3,403.2	2,059.5	274.2	(36.8)	272.6	283.5	—	254.2	10.1	(275.2)
Surface		1,305.7	1,202.0	581.3	446.7	71.0	103.0	—	103.7	—	40.3	—	63.4	—
Amortisation and depreciation		(4,041.9)	(3,814.7)	(1,012.9)	(1,190.7)	(818.0)	(770.8)	(22.3)	(227.2)	(136.2)	(1.2)	(223.7)	(58.6)	192.5
Net operating profit		6,489.7	6,340.6	2,821.6	2,659.2	1,312.5	(393.6)	(59.1)	149.1	147.3	39.1	30.5	14.9	(82.7)
Investment income		331.4	289.6	70.8	62.3	34.1	32.5	89.9	41.8	12.0	(9.0)	0.5	(2,918.8)	2,957.1
Finance expenses		(903.1)	(806.2)	(143.1)	(156.0)	(77.6)	(75.8)	(353.7)	(96.9)	(1.4)	—	(11.2)	(26.2)	(58.1)
Share-based payments		(255.9)	(255.9)	(16.5)	(13.7)	(9.1)	—	(216.6)	—	—	—	—	—	—
Exploration and feasibility costs		(4.1)	(4.1)	—	—	(4.1)	—	—	—	—	—	—	—	—
Net other costs		(1,154.5)	(1,025.2)	(226.1)	(187.9)	(166.4)	(115.0)	(329.8)	(129.3)	(65.8)	(0.6)	187.7	(92.2)	(158.4)
Non-recurring items		557.3	(1,548.5)	(20.8)	15.7	(12.6)	(1,423.9)	(106.9)	2,105.8	(1.3)	—	—	2,354.6	(247.5)
Royalties		(546.6)	(528.0)	(204.8)	(194.3)	(113.2)	(15.7)	—	(18.6)	—	—	(82.9)	(8.3)	72.6
Current tax		(1,111.8)	(1,111.3)	(472.3)	(422.0)	(223.0)	(1.1)	7.1	(0.5)	—	—	(22.8)	—	22.3
Deferred tax		(131.4)	(164.5)	(64.3)	(148.5)	19.4	35.3	(6.4)	33.1	—	(11.6)	13.1	27.0	4.6
Profit for the period		3,271.0	1,186.5	1,744.5	1,614.8	760.0	(1,957.3)	(975.5)	2,084.5	90.8	17.9	114.9	(649.0)	2,509.9
Profit attributable to:
Owners of Sibanye		3,701.6	1,619.4	1,744.5	1,614.8	760.0	(1,523.5)	(976.4)	2,082.2	90.8	15.6	114.9	(649.0)	2,509.9
Non-controlling interests		(430.6)	(432.9)	—	—	—	(433.8)	0.9	2.3	—	2.3	—	—	—

Capital expenditure
Total expenditure		(4,151.2)	(3,824.2)	(1,051.6)	(1,304.2)	(628.4)	(249.2)	(590.8)	(327.0)	(175.8)	(1.3)	(159.8)	(148.7)	158.6
Sustaining capital		(1,010.5)	(683.5)	(218.5)	(261.2)	(84.8)	(48.9)	(70.1)	(327.0)	(175.8)	(1.3)	(159.8)	(148.7)	158.6
Ore reserve development		(2,394.4)	(2,394.4)	(779.0)	(912.9)	(542.9)	(159.6)	—	—	—	—	—	—	—
Growth projects		(746.3)	(746.3)	(54.1)	(130.1)	(0.7)	(40.7)	(520.7)	—	—	—	—	—	—

(1)         The Platinum Division’s results for the year ended 31 December 2016 include Aquarius for nine months since acquisition and the Rustenburg Operations for two months since acquisition.

Segment financial results (continued)

Figures are in millions unless otherwise stated

	For the year ended 31 Dec 2016
United State Dollars(2)	Group	Total Gold	Driefontein	Kloof	Beatrix	Cooke	Corporate	Total(1) Platinum	Kroondal	Platinum Mile	Mimosa	Rustenburg	Corporate
Revenue	2,128.1	1,873.4	640.4	605.6	400.8	229.1	(2.5)	254.7	134.4	8.9	83.3	112.9	(84.8)
Underground	1,909.1	1,676.3	552.1	545.8	383.3	197.6	(2.5)	232.8	134.4	—	83.3	99.9	(84.8)
Surface	219.0	197.1	88.3	59.8	17.5	31.5	—	21.9	—	8.9	—	13.0	—
Operating costs	(1,410.7)	(1,181.6)	(379.2)	(343.4)	(255.7)	(203.3)	—	(229.1)	(115.1)	(6.2)	(66.0)	(107.8)	66.0
Underground	(1,280.7)	(1,066.4)	(330.5)	(314.0)	(243.0)	(178.9)	—	(214.3)	(115.1)	—	(66.0)	(99.2)	66.0
Surface	(130.0)	(115.2)	(48.7)	(29.4)	(12.7)	(24.4)	—	(14.8)	—	(6.2)	—	(8.6)	—
Operating profit	717.4	691.8	261.2	262.2	145.1	25.8	(2.5)	25.6	19.3	2.7	17.3	5.1	(18.8)
Underground	628.4	609.9	221.6	231.8	140.3	18.7	(2.5)	18.5	19.3	—	17.3	0.7	(18.8)
Surface	89.0	81.9	39.6	30.4	4.8	7.1	—	7.1	—	2.7	—	4.4	—
Amortisation and depreciation	(275.3)	(259.8)	(69.0)	(81.1)	(55.7)	(52.5)	(1.5)	(15.5)	(9.3)	(0.1)	(15.2)	(4.0)	13.1
Net operating profit	442.1	432.0	192.2	181.1	89.4	(26.7)	(4.0)	10.1	10.0	2.6	2.1	1.1	(5.7)
Investment income	22.6	19.7	4.8	4.2	2.3	2.2	6.2	2.9	0.8	(0.6)	—	(198.8)	201.5
Finance expenses	(61.5)	(54.9)	(9.7)	(10.6)	(5.3)	(5.2)	(24.1)	(6.6)	(0.1)	—	(0.8)	(1.8)	(3.9)
Share-based payments	(17.4)	(17.4)	(1.1)	(0.9)	(0.6)	—	(14.8)	—	—	—	—	—	—
Exploration and feasibility costs	(0.3)	(0.3)	—	—	(0.3)	—	—	—	—	—	—	—	—
Net other costs	(78.6)	(70.0)	(15.4)	(12.9)	(11.3)	(7.8)	(22.6)	(8.6)	(4.4)	—	12.8	(6.3)	(10.7)
Non-recurring items	37.9	(105.5)	(1.4)	1.1	(0.9)	(97.0)	(7.3)	143.4	(0.1)	—	—	160.4	(16.9)
Royalties	(37.2)	(35.9)	(14.0)	(13.2)	(7.6)	(1.1)	—	(1.3)	—	—	(5.6)	(0.6)	4.9
Current tax	(75.7)	(75.6)	(32.2)	(28.7)	(15.2)	(0.1)	0.6	(0.1)	—	—	(1.6)	—	1.5
Deferred tax	(9.0)	(11.2)	(4.4)	(10.1)	1.3	2.4	(0.4)	2.2	—	(0.8)	0.9	1.8	0.3
Profit for the period	222.9	80.9	118.8	110.0	51.8	(133.3)	(66.4)	142.0	6.2	1.2	7.8	(44.2)	171.0
Profit attributable to:
Owners of Sibanye	252.2	110.4	118.8	110.0	51.8	(103.7)	(66.5)	141.8	6.2	1.0	7.8	(44.2)	171.0
Non-controlling interests	(29.3)	(29.5)	—	—	—	(29.6)	0.1	0.2	—	0.2	—	—	—

Capital expenditure
Total expenditure	(282.8)	(260.5)	(71.6)	(88.9)	(42.8)	(17.0)	(40.2)	(22.3)	(12.0)	(0.1)	(10.9)	(10.1)	10.8
Sustaining capital	(68.9)	(46.6)	(14.9)	(17.8)	(5.8)	(3.3)	(4.8)	(22.3)	(12.0)	(0.1)	(10.9)	(10.1)	10.8
Ore reserve development	(163.1)	(163.1)	(53.0)	(62.2)	(37.0)	(10.9)	—	—	—	—	—	—	—
Growth projects	(50.8)	(50.8)	(3.7)	(8.9)	—	(2.8)	(35.4)	—	—	—	—	—	—

(1)              The Platinum Division’s results for the year ended 31 December 2016 include Aquarius for nine months since acquisition and the Rustenburg Operations for two months since acquisition.

(2)              The average exchange rate for the year ended 31 December 2016 was R14.68/US$.

Segment operating and financial results (continued)

Figures are in millions unless otherwise stated

United States Dollars(1)						For the year ended 31 December 2015			South African Rand
Corporate	Cooke	Beatrix	Kloof	Driefontein	Group				Group	Driefontein	Kloof	Beatrix	Cooke	Corporate
							Operating results
—	5,793	4,319	3,977	5,772	19,861	000’t	Ore milled	000’t	19,861	5,772	3,977	4,319	5,793	—
—	1,470	2,723	1,979	2,412	8,584		Underground		8,584	2,412	1,979	2,723	1,470	—
—	4,323	1,596	1,998	3,360	11,277		Surface		11,277	3,360	1,998	1,596	4,323	—
—	1.08	2.34	3.54	3.01	2.41	g/t	Yield	g/t	2.41	3.01	3.54	2.34	1.08	—
—	3.65	3.51	6.50	6.36	5.02		Underground		5.02	6.36	6.49	3.51	3.65	—
—	0.21	0.34	0.61	0.60	0.41		Surface		0.41	0.60	0.61	0.34	0.21	—
—	201.0	324.9	452.3	557.8	1,536.0	000’oz	Gold produced/sold	kg	47,775	17,350	14,068	10,105	6,252	—
—	172.3	307.3	413.1	493.3	1,386.0		Underground		43,109	15,345	12,848	9,557	5,359	—
—	28.7	17.6	39.2	64.5	150.0		Surface		4,666	2,005	1,220	548	893	—
—	1,161	1,163	1,160	1,158	1,160	$/oz	Gold price	R/kg	475,508	474,697	475,647	476,546	475,768	—
—	1,158	831	836	756	848	$/oz	Total cash cost	R/kg	347,613	309,764	342,764	340,792	474,584	—
—	1,329	996	1,051	914	1,051	$/oz	All-in-cost	R/kg	430,746	374,790	430,751	408,422	544,658	—
—	(14)	14	9	21	9%		All-in-cost margin%		9	21	9	14	(14)	—
—	40	62	94	71	65	$/t	Operating cost	R/t	825	907	1,201	785	514	—
—	140	92	177	152	137		Underground		1,741	1,941	2,251	1,169	1,782	—
—	7	10	13	13	10		Surface		128	165	161	129	83	—

							Financial results
—	233.3	377.7	524.8	646.0	1,781.8		Revenue		22,717.4	8,236.0	6,691.4	4,815.5	2,974.5	—
—	201.0	357.3	479.5	571.3	1,609.1		Underground		20,515.0	7,284.1	6,112.8	4,555.7	2,562.4	—
—	32.3	20.4	45.3	74.7	172.7		Surface		2,202.4	951.9	578.6	259.8	412.1	—
—	(233.5)	(266.0)	(374.7)	(410.6)	(1,284.8)		Operating costs		(16,380.4)	(5,234.2)	(4,777.2)	(3,391.0)	(2,978.0)	—
—	(205.5)	(249.8)	(349.4)	(367.2)	(1,171.9)		Underground		(14,940.8)	(4,681.2)	(4,454.9)	(3,184.5)	(2,620.2)	—
—	(28.0)	(16.2)	(25.3)	(43.4)	(112.9)		Surface		(1,439.6)	(553.0)	(322.3)	(206.5)	(357.8)	—
—	(0.2)	111.7	150.1	235.4	497.0		Operating profit		6,337.0	3,001.8	1,914.2	1,424.5	(3.5)	—
—	(4.5)	107.5	130.1	204.1	437.2		Underground		5,574.2	2,602.9	1,657.9	1,371.2	(57.8)	—
—	4.3	4.2	20.0	31.3	59.8		Surface		762.8	398.9	256.3	53.3	54.3	—
(1.6)	(55.3)	(58.0)	(80.7)	(89.6)	(285.2)		Amortisation and depreciation		(3,636.6)	(1,142.6)	(1,029.3)	(739.4)	(704.6)	(20.7)
(1.6)	(55.5)	53.7	69.4	145.8	211.8		Net operating profit		2,700.4	1,859.2	884.9	685.1	(708.1)	(20.7)
6.3	2.1	2.5	4.0	5.3	20.2		Investment income		257.0	67.5	50.6	31.3	27.1	80.5
(11.4)	(4.8)	(4.5)	(11.8)	(11.6)	(44.1)		Finance expenses		(561.8)	(147.7)	(150.1)	(57.2)	(61.3)	(145.5)
(27.8)	(2.2)	(3.6)	(4.7)	(5.0)	(43.3)		Net other costs		(551.5)	(64.0)	(59.8)	(46.4)	(28.2)	(353.1)
(14.8)	—	(1.8)	(2.2)	(2.7)	(21.5)		Share-based payments		(274.4)	(35.1)	(27.6)	(23.5)	—	(188.2)
(0.4)	(0.2)	(0.1)	(0.1)	(1.1)	(1.9)		Exploration/feasibility costs		(23.6)	(13.9)	(0.6)	(0.9)	(1.9)	(6.3)
(15.1)	(2.5)	(0.7)	0.6	(0.3)	(18.0)		Non-recurring items		(230.1)	(2.9)	7.2	(8.4)	(31.8)	(194.2)
—	(1.3)	(7.0)	(7.7)	(15.4)	(31.4)		Royalties		(400.6)	(196.8)	(98.4)	(88.7)	(16.7)	—
(1.2)	—	(12.0)	(7.6)	(33.8)	(54.6)		Current tax		(696.7)	(430.8)	(97.4)	(153.4)	—	(15.1)
9.7	9.6	1.4	0.1	4.2	25.0		Deferred tax		319.5	53.4	0.9	18.0	122.0	125.2
(56.3)	(54.8)	27.9	40.0	85.4	42.2		Profit for the period		538.2	1,088.9	509.7	355.9	(698.9)	(717.4)
							Profit attributable to:
(56.3)	(40.8)	27.9	40.0	85.4	56.2		Owners of Sibanye		716.9	1,088.9	509.7	355.9	(519.9)	(717.7)
—	(14.0)	—	—	—	(14.0)		Non-controlling interests		(178.7)	—	—	—	(179.0)	0.3

							Capital expenditure
(22.5)	(26.5)	(46.7)	(88.6)	(78.0)	(262.3)		Total expenditure		(3,344.8)	(994.2)	(1,129.9)	(596.5)	(337.4)	(286.8)
(1.2)	(7.3)	(6.7)	(17.7)	(19.6)	(52.5)		Sustaining capital		(668.9)	(249.2)	(225.6)	(86.1)	(92.9)	(15.1)
—	(17.8)	(40.0)	(65.9)	(57.1)	(180.8)		Ore reserve development		(2,304.9)	(727.0)	(840.6)	(510.4)	(226.9)	—
(21.3)	(1.4)	—	(5.0)	(1.3)	(29.0)		Growth projects		(371.0)	(18.0)	(63.7)	—	(17.6)	(271.7)

(1)              The average exchange rate for the year ended 31 December 2015 was R12.75/US$.

GOLD DIVISION — UNIT COST BENCHMARKING METRICS

Cost benchmarks for the six months ended 31 December 2016, compared with the six months ended 30 June 2016 and the six months ended 31 December 2015

Figures are in rand millions unless otherwise stated

			Gold Division	Driefontein	Kloof	Beatrix	Cooke	Corporate
Operating cost(1)		Dec 2016	8,649.7	2,799.2	2,522.2	1,925.3	1,403.0	—
		Jun 2016	8,696.3	2,767.4	2,518.8	1,828.1	1,582.0	—
		Dec 2015	8,500.9	2,641.2	2,479.9	1,782.6	1,597.2	—
Less: General and admin		Dec 2016	(95.3)	(34.3)	(32.4)	(18.0)	(10.6)	—
		Jun 2016	(94.0)	(34.1)	(31.5)	(16.8)	(11.6)	—
		Dec 2015	(93.1)	(28.3)	(26.7)	(18.4)	(19.7)	—
Plus: Royalty		Dec 2016	265.3	102.8	94.4	60.9	7.2	—
		Jun 2016	262.7	102.0	99.9	52.3	8.5	—
		Dec 2015	261.2	117.9	69.7	65.4	8.2	—
Total cash cost(2)		Dec 2016	8,819.7	2,867.7	2,584.2	1,968.2	1,399.6	—
		Jun 2016	8,865.0	2,835.3	2,587.2	1,863.6	1,578.9	—
		Dec 2015	8,669.0	2,730.8	2,522.9	1,829.6	1,585.7	—
Plus: General and admin		Dec 2016	95.3	34.3	32.4	18.0	10.6	—
		Jun 2016	94.0	34.1	31.5	16.8	11.6	—
		Dec 2015	93.1	28.3	26.7	18.4	19.7	—
Community costs		Dec 2016	60.8	8.5	13.1	23.0	16.2	—
		Jun 2016	19.7	8.0	7.2	4.0	0.5	—
		Dec 2015	23.8	8.7	5.9	13.7	(4.5)	—
Share-based payments(3)		Dec 2016	12.3	5.6	4.3	2.4	—	—
		Jun 2016	27.0	10.9	9.4	6.7	—	—
		Dec 2015	129.4	16.0	12.0	11.3	—	90.1
Rehabilitation		Dec 2016	58.8	(18.4)	19.7	10.4	46.0	1.1
		Jun 2016	82.0	(10.6)	24.4	13.1	54.1	1.0
		Dec 2015	74.6	12.9	12.4	9.8	40.2	(0.7)
Ore reserve development		Dec 2016	1,252.1	399.2	494.3	285.9	72.7	—
		Jun 2016	1,142.3	379.8	418.6	257.0	86.9	—
		Dec 2015	1,186.8	400.1	422.5	261.3	102.9	—
Sustaining capital		Dec 2016	402.2	147.0	175.3	52.8	27.1	—
expenditure		Jun 2016	211.2	71.5	85.9	32.0	21.8	—
		Dec 2015	356.9	165.1	114.4	39.4	38.0	—
On-mine exploration		Dec 2016	—	—	—	—	—	—
		Jun 2016	—	—	—	—	—	—
		Dec 2015	8.4	7.3	0.6	0.4	0.1	—
Less: By-product credit		Dec 2016	(15.0)	(5.0)	(3.8)	(4.1)	(2.1)	—
		Jun 2016	(13.2)	(4.6)	(3.0)	(3.5)	(2.1)	—
		Dec 2015	(12.0)	(4.4)	(2.7)	(3.4)	(1.5)	—
Total All-in sustaining cost(4)		Dec 2016	10,686.2	3,438.9	3,319.5	2,356.6	1,570.1	1.1
		Jun 2016	10,428.0	3,324.4	3,161.2	2,189.7	1,751.7	1.0
		Dec 2015	10,530.0	3,364.8	3,114.7	2,180.5	1,780.6	89.4
Plus: Corporate cost, growth and capital expenditure		Dec 2016	601.9	37.2	94.7	4.5	36.2	429.3
		Jun 2016	395.6	16.9	35.3	0.3	4.5	338.6
		Dec 2015	249.4	13.9	61.8	—	13.9	159.8
Total All-in cost(5)		Dec 2016	11,288.1	3,476.1	3,414.2	2,361.1	1,606.3	430.4
		Jun 2016	10,823.6	3,341.3	3,196.5	2,190.0	1,756.2	339.6
		Dec 2015	10,779.4	3,378.7	3,176.5	2,180.5	1,794.5	249.2
Gold sold	kg	Dec 2016	23,676	8,173	7,788	5,197	2,518	—
		Jun 2016	23,229	7,873	7,388	4,844	3,124	—
		Dec 2015	25,571	9,093	7,471	5,604	3,403	—
	000’ozs	Dec 2016	761.3	262.8	250.4	167.1	81.0	—
		Jun 2016	746.8	253.1	237.5	155.7	100.4	—
		Dec 2015	822.1	292.3	240.2	180.2	109.4	—
Total cash cost	R/kg	Dec 2016	372,504	350,875	331,818	378,718	555,838	—
		Jun 2016	381,635	360,130	350,189	384,723	505,410	—
		Dec 2015	339,017	300,319	337,692	326,481	465,971	—
	US$/oz	Dec 2016	829	781	739	843	1,238	—
		Jun 2016	772	728	708	778	1,022	—
		Dec 2015	775	686	772	746	1,065	—
All-in sustaining cost	R/kg	Dec 2016	451,352	420,763	426,233	453,454	623,550	—
		Jun 2016	448,922	422,253	427,883	452,044	560,723	—
		Dec 2015	411,795	370,043	416,905	389,097	523,244	—
	US$/oz	Dec 2016	1,005	937	949	1,010	1,388	—
		Jun 2016	908	854	865	914	1,134	—
		Dec 2015	941	846	953	889	1,196	—
All-in cost	R/kg	Dec 2016	476,774	425,315	438,392	454,320	637,927	—
		Jun 2016	465,952	424,400	432,661	452,106	562,164	—
		Dec 2015	421,548	371,572	425,177	389,097	527,329	—
	US$/oz	Dec 2016	1,062	947	976	1,012	1,420	—
		Jun 2016	942	858	875	914	1,137	—
		Dec 2015	963	849	972	889	1,205	—

The average exchange rates for the six months ended 31 December 2016, 30 June 2016 and 31 December 2015 were R13.97/US$, R15.38/US$ and R13.61/US$, respectively.

Figures may not add as they are rounded independently.

Total cash costs are calculated in accordance with the Gold Institute Industry standard.

(1)              Operating costs — All gold mining related costs before amortisation/depreciation, tax, non-recurring items.

(2)              Total cash cost — Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above

All-in costs are calculated in accordance with the World Gold Council guidance

(1)              Operating cost — As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.

(3)              Share-based payments are calculated based on the fair value at initial recognition fair value and does not include the fair valuing adjustment of the cash-settled share-based payment liability to the reporting date fair value.

(4)              Total All-in sustaining costs includes operating costs and costs detailed above, including sustaining capital expenditure, based on managed gold sales.

(5)              Total All-in costs includes sustaining and Group costs, excluding income tax, M&A activity, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings.

Cost benchmarks for the year ended 31 December 2016 compared with the year ended 31 December 2015

Figures are in rand millions unless otherwise stated

			Gold Division	Driefontein	Kloof	Beatrix	Cooke	Corporate
Operating cost(1)		Dec 2016	17,346.0	5,566.6	5,041.0	3,753.4	2,985.0	—
		Dec 2015	16,380.4	5,234.2	4,777.2	3,391.0	2,978.0	—
Less: General and admin		Dec 2016	(189.3)	(68.4)	(63.9)	(34.8)	(22.2)	—
		Dec 2015	(173.8)	(56.6)	(53.6)	(36.0)	(27.6)	—
Plus: Royalty		Dec 2016	528.1	204.8	194.3	113.3	15.7	—
		Dec 2015	400.6	196.8	98.4	88.7	16.7	—
Total cash cost(2)		Dec 2016	17,684.8	5,703.0	5,171.4	3,831.9	2,978.5	—
		Dec 2015	16,607.2	5,374.4	4,822.0	3,443.7	2,967.1	—
Plus: General and admin		Dec 2016	189.3	68.4	63.9	34.8	22.2	—
		Dec 2015	173.8	56.6	53.6	36.0	27.6	—
Community costs		Dec 2016	80.4	16.5	20.3	27.0	16.6	—
		Dec 2015	40.7	13.9	8.9	15.0	2.9	—
Share-based payments(3)		Dec 2016	39.3	16.5	13.7	9.1	—	—
		Dec 2015	274.4	35.1	27.6	23.5	—	188.2
Rehabilitation		Dec 2016	141.0	(28.9)	44.1	23.2	100.1	2.5
		Dec 2015	138.3	23.1	22.9	17.3	75.0	—
Ore reserve development		Dec 2016	2,394.4	779.0	912.9	542.9	159.6	—
		Dec 2015	2,304.9	727.0	840.6	510.4	226.9	—
Sustaining capital expenditure		Dec 2016	613.4	218.5	261.2	84.8	48.9	—
		Dec 2015	653.8	249.2	225.6	86.1	92.9	—
On-mine exploration		Dec 2016	—	—	—	—	—	—
		Dec 2015	17.3	13.9	0.6	0.9	1.9	—
Less: By-product credit		Dec 2016	(28.2)	(9.6)	(6.8)	(7.6)	(4.2)	—
		Dec 2015	(26.8)	(8.6)	(5.7)	(5.8)	(6.7)	—
Total All-in sustaining cost(4)		Dec 2016	21,114.4	6,763.4	6,480.7	4,546.1	3,321.7	2.5
		Dec 2015	20,183.6	6,484.6	5,996.1	4,127.1	3,387.6	188.2
Plus: Group exploration growth and other capital exploration		Dec 2016	1,052.2	54.1	130.1	4.8	40.7	822.5
		Dec 2015	395.3	18.0	63.7	—	17.6	296.0
Total All-in cost(5)		Dec 2016	22,166.6	6,817.5	6,610.8	4,550.9	3,362.4	827.0
		Dec 2015	20,578.9	6,502.6	6,059.8	4,127.1	3,405.2	484.2
Gold sold	Kg	Dec 2016	46,905	16,046	15,176	10,041	5,642	—
		Dec 2015	47,775	17,350	14,068	10,105	6,252	—
	000’ozs	Dec 2016	1,508	515.9	487.9	322.8	181.4	—
		Dec 2015	1,536.0	557.8	452.3	324.9	201.0	—
Total cash cost	R/kg	Dec 2016	377,034	355,416	340,762	381,625	527,916	—
		Dec 2015	347,613	309,764	342,764	340,792	474,584	—
	US$/oz	Dec 2016	799	753	722	809	1,119	—
		Dec 2015	848	756	836	831	1,158	—
All-in sustaining cost	R/kg	Dec 2016	450,152	421,501	427,036	452,754	588,745	—
		Dec 2015	422,472	373,752	426,223	408,422	541,843	—
	US$/oz	Dec 2016	954	893	905	960	1,248	—
		Dec 2015	1,031	912	1,040	996	1,322	—
All-in cost	R/kg	Dec 2016	472,585	424,872	435,609	453,232	595,959	—
		Dec 2015	430,746	374,790	430,751	408,422	544,658	—
	US$/oz	Dec 2016	1,002	901	923	961	1,263	—
		Dec 2015	1,051	914	1,051	996	1,329	—

The average exchange rates for the year ended 31 December 2016 and 31 December 2015 were R14.68/US$, and R12.75/US$, respectively.

Figures may not add as they are rounded independently.

Total cash costs are calculated in accordance with the Gold Institute Industry standard.

(1)         Operating costs — All gold mining-related costs before amortisation/depreciation, tax, non-recurring items.

(2)         Total cash cost — Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above

All-in costs are calculated in accordance with the World Gold Council guidance

(1)         Operating cost — As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.

(3)         Share-based payments are calculated based on the fair value at initial recognition fair value and does not include the fair valuing adjustment of the cash-settled share-based payment liability to the reporting date fair value.

(4)         Total All-in sustaining costs includes operating costs and costs detailed above, including sustaining capital expenditure, based on managed gold sales.

(5)         Total All-in costs includes sustaining and Group costs, excluding income tax, M&A activity, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings.

GOLD DIVISION — QUARTERLY SALIENT FEATURES

Salient features and cost benchmarks for the quarters ended 31 December 2016 and 30 September 2016

			Gold Division			Driefontein		Kloof		Beatrix		Cooke
			Total	Underground	Surface	Underground	Surface	Underground	Surface	Underground	Surface	Underground	Surface
Tonnes milled/treated	000’t	Dec 2016	4,936	1,952	2,984	516	919	517	789	701	361	218	915
		Sept 2016	5,238	2,066	3,172	506	1,098	555	687	743	359	262	1,028
Yield	g/t	Dec 2016	2,41	5.48	0.40	7.25	0.54	6.66	0.51	3.62	0.30	4.50	0.22
		Sept 2016	2.27	5.15	0.39	6.85	0.50	6.52	0.53	3.28	0.32	4.30	0.22
Gold produced	kg	Dec 2016	11,908	10,703	1,205	3,740	499	3,445	399	2,537	107	981	200
		Sept 2016	11,897	10,649	1,248	3,468	550	3,617	361	2,438	115	1,126	222
	000’oz	Dec 2016	382.9	344.3	38.8	120.3	16.0	110.8	12.8	81.5	3.5	31.5	6.5
		Sept 2016	382.5	342.4	40.1	111.5	17.7	116.3	11.6	78.4	3.7	36.2	7.1
Gold price received	R/kg	Dec 2016	541,082			540,842		539,790		540,998		570,000
		Sept 2016	597,705			597,760		597,386		598,198		606,009
	US$/oz	Dec 2016	1,212			1,212		1,209		1,212		1,277
		Sept 2016	1,322			1,323		1,322		1,324		1,341
Operating cost	R/t	Dec 2016	833	1,893	140	2,312	189	2,090	147	1,324	109	2,265	96
		Sept 2016	874	1,996	144	2,479	187	2,207	164	1,226	131	2,802	89
Total cash cost	R/kg	Dec 2016	346,439			324,260		310,630		368,684		491,538
		Sept 2016	398,319			378,372		352,086		389,111		611,573
	US$/oz	Dec 2016	776			726		696		826		1,101
		Sept 2016	881			837		779		861		1,353
Operating margin	%	Dec 2016	36	36	36	41	35	42	46	32	31	13	18
		Sept 2016	36	35	40	39	38	43	48	38	34	(10)	35
All-in sustaining cost	R/kg	Dec 2016	427,091			393,333		409,843		445,045		562,308
		Sept 2016	479,785			449,154		441,956		462,162		676,632
	US$/oz	Dec 2016	957			881		918		997		1,260
		Sept 2016	1,062			994		978		1,023		1,497
All-in cost	R/kg	Dec 2016	455,370			397,882		423,491		446,710		577,692
		Sept 2016	497,794			453,708		452,690		462,201		690,134
	US$/oz	Dec 2016	1,020			891		949		1,001		1,294
		Sept 2016	1,102			1,004		1,002		1,023		1,527
All-in cost margin	%	Dec 2016	16			26		22		17		(6)
		Sept 2016	17			24		24		23		(16)
Ore reserve development	R’mil	Dec 2016	591,1			184.9		231.6		140.4		34.2
		Sept 2016	661.1			214.4		262.8		145.5		38.4
Sustaining capital		Dec 2016	258.1			93.4		115.5		35.6		13.6
		Sept 2016	144.1			53.7		59.8		17.2		13.4
Corporate and project		Dec 2016	257.7			18.8		52.0		0.4		18.1
expenditure(1)		Sept 2016	79.3			18.3		42.7		0.1		18.2
Total capital expenditure	R’mil	Dec 2016	1,106.9			297.1		399.1		176.4		65.9
		Sept 2016	1,024.0			286.4		365.3		162.8		70.0
Total capital expenditure	US$’mil	Dec 2016	79.7			21.4		28.8		12.7		4.7
		Sept 2016	71.7			20.1		25.2		11.5		4.9

The average exchange rates for the quarters ended 31 December 2016 and 30 September 2016 were R13.88/US$ and R14.06/US$, respectively.

Figures may not add as they are rounded independently.

(1)              Corporate and project expenditure for the quarters ended 31 December 2016 and 30 September 2016 amounted to R168.4 million (US$12.1 million) and R139.5 million
(US$10.0 million), respectively.

PLATINUM DIVISION — QUARTERLY SALIENT FEATURES

Platinum Division — Salient features and cost benchmarks for the quarters ended 31 December 2016 and 30 September 2016

			Platinum Division — attributable(1)			Kroondal	Mimosa	Plat Mile	Rustenburg
			Total	Underground	Surface	Attributable	Attributable	Surface	Underground	Surface
Tonnes milled/treated	000’t	Dec 2016	5,808	2,448	3,360	904	340	2,366	1,204	994
		Sep 2016	3,112	1,242	1,870	897	345	1,870	—	—
Plant head grade	g/t	Dec 2016	1.88	3.20	0.92	2.44	3.61	0.67	3.65	1.53
		Sep 2016	1.49	2.79	0.63	2.51	3.53	0.63	—	—
Plant recoveries	%	Dec 2016	66.37	82.93	24.66	82.29	78.28	12.38	84.54	37.42
		Sep 2016	63.60	80.75	12.77	81.97	78.50	12.77	—	—
PGM 4E production(2)	4Eoz	Dec 2016	233,199	208,586	24,613	58,252	30,863	6,297	119,471	18,316
		Sep 2016	94,791	89,990	4,801	59,268	30,722	4,801	—	—
Average PGM 4E basket price	R/4Eoz	Dec 2016	11,900	11,872	12,133	11,688	12,228	11,754	11,870	12,263
		Sep 2016	12,726	12,711	13,015	12,949	12,252	13,015	—	—
	US$/4Eoz	Dec 2016	857	855	874	842	881	847	855	883
		Sep 2016	901	899	925	914	871	925	—	—
Operating cost	R/t	Dec 2016	424	945	45	604	917	11	1,209	128
		Sep 2016	290	703	16	625	907	16	—	—
	US$/t	Dec 2016	31	68	3	44	66	1	87	9
		Sep 2016	21	50	1	44	64	1	—	—
Operating margin	%	Dec 2016	8	5	36	7	19	47	1	33
		Sep 2016	25	24	39	23	26	39	—	—
Operating cost(3)	R/4Eoz	Dec 2016	10,571	11,090	6,176	9,368	10,103	4,002	12,185	6,923
		Sep 2016	9,532	9,701	6,361	9,453	10,179	6,361	—	—
	US$/4Eoz	Dec 2016	762	799	445	675	728	288	878	499
		Sep 2016	678	690	452	672	724	452	—	—
Total capital expenditure	Rm	Dec 2016	269.3	269.1	0.2	67.0	53.4	0.2	148.7	—
		Sep 2016	87.5	87.2	0.3	41.5	45.7	0.3	—	—
	US$mil	Dec 2016	19.3	19.3	—	4.8	3.8	—	10.7	—
		Sep 2016	6.2	6.2	—	2.9	3.3	—	—	—

Figures may not add as they are rounded independently.

(1)          Platinum Division includes the attributable operations of Kroondal (50%), Mimosa (50%), Platinum Mile surface operation and Rustenburg since acquisition on 1 November 2016.

(2)          Production per product

	Quarter ended
	Dec 2016	Sep 2016
Platinum	134,836	52,480
Palladium	73,437	31,697
Rhodium	19,457	8,129
Gold	5,469	2,485
PGM4E production (4Eoz)	233,199	94,791
Ruthenium	30,804	12,368
Iridium	7,047	3,038
Total	271,050	110,197

(3)          Operating costs are all mining related costs before amortisation and depreciation, royalties, taxation and non-recurring items.

DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

		Quarter ended 31 December 2016			Quarter ended 30 September 2016			Year ended 31 December 2016
Driefontein	Reef	Carbon leader	Main	VCR	Carbon leader	Main	VCR	Carbon leader	Main	VCR
Advanced	(m)	1,512	974	845	1,237	963	771	6,111	3,480	3,866
Advanced on reef	(m)	237	378	131	130	214	109	874	1040	482
Channel width	(cm)	36	50	116	78	41	96	56	60	96
Average value	(g/t)	33.8	11.6	27.2	13.7	16.3	41.5	21.6	9.5	36.4
	(cmg/t)	1,218	578	3,141	1,067	669	3,980	1,203	567	3,511

		Quarter ended 31 December 2016				Quarter ended 30 September 2016				Year ended 31 December 2016
Kloof	Reef	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR
Advanced	(m)	681	768	170	2,425	617	782	226	2,330	2,824	3,064	696	9,583
Advanced on reef	(m)	206	69	—	454	292	116	—	476	992	422	32	1,949
Channel width	(cm)	115	48	—	102	142	50	—	110	156	82	117	111
Average value	(g/t)	11.6	18.9	—	25.4	5.6	13.8	—	22.9	7.8	8.7	11.0	22.8
	(cmg/t)	1,331	907	—	2,584	794	696	—	2,514	1,220	714	1,286	2,526

		Quarter ended 31 December 2016		Quarter ended 30 September 2016		Year ended 31 December 2016
Beatrix	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	4,613	723	4,503	756	17,986	3,294
Advanced on reef	(m)	1,289	138	1,354	85	5,168	675
Channel width	(cm)	145	102	128	118	129	130
Average value	(g/t)	5.9	13.3	7.7	16.9	7.2	13.5
	(cmg/t)	861	1,361	992	1,998	932	1,522

		Quarter ended 31 December 2016				Quarter ended 30 September 2016				Year ended 31 December 2016
Cooke	Reef	VCR	Elsburgs Reefs	Elsburg Massives	Kimberley Reefs	VCR	Elsburgs Reefs	Elsburg Massives	Kimberley Reefs	VCR	Elsburgs Reefs	Elsburg Massives	Kimberley Reefs
Advanced	(m)	203	831	—	184	268	1,124	—	226	1,155	5,002	173	785
Advanced on reef	(m)	45	142	—	27	129	434	—	71	534	1,758	125	201
Channel width	(cm)	73	88	—	119	248	232	—	213	241	243	352	223
Average value	(g/t)	5.4	10.6	—	4.7	3.8	3.5	—	2.9	3.0	4.0	4.7	3.6
	(cmg/t)	392	933	—	559	954	816	—	628	725	982	1,654	807

		Quarter ended 31 December 2016					Period ended 31 December 2016
Kroondal(1)	Reef	Kopaneng	Simunye	Bambanani	Kwezi	K6	Kopaneng	Simunye	Bambanani	Kwezi	K6
Advanced	(m)	701	552	1,160	767	974	1,925	1,540	3,133	2,094	2,529
Advanced on reef	(m)	300	477	294	694	971	1,409	1,417	1,777	1,587	2,492
Channel width	(cm)	102	183	45	104	193	159	189	71	85	178
Height	(cm)	260	244	224	240	254	250	235	224	231	241
Average value	(g/t)	1.26	2.16	0.81	2.45	2.46	1.75	2.2	1.57	2.03	2.65
	(cmg/t)	326	528	182	587	627	439	517	352	470	640

(1)                                 Development data since acquisition on 12 April 2016.

		Period ended 31 December 2016
Rustenburg(2)	Reef	Bathopele	Thembelani	Khuseleka	Siphumelele
Advanced	(m)	190	1,387	1,254	1,291
Advanced waste	(m)	—	942	1,018	986
Advanced on reef	(m)	190	445	236	305
Channel width	(cm)	73	—	—	—
Height (SW)	(cm)	219	119	117	122
Average value	(g/t)	2.61	4.06	4.14	5.55
	(cmg/t)	570	483	485	677

(2)                                 Development data since acquisition on 1 November 2016.

FORWARD LOOKING STATEMENTS

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “would”, “expect”, “anticipate”, “plans”, “potential”, “can”, “may” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements, including, among others, those relating to Sibanye’s future business prospects, revenues and income, expected timings of the Stillwater transaction (the “Transaction”) (including completion), potential Transaction benefits (including statements regarding growth and cost savings) or information related to the Blitz Project, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, economic, business, political and social conditions in South Africa, Zimbabwe and elsewhere; changes in assumptions underlying Sibanye’s estimation of its current Mineral Reserves and Resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; the ability of Sibanye to successfully integrate acquired businesses and operations (whether in the gold mining business or otherwise) into its existing businesses; Sibanye’s or Stillwater’s ability to complete the proposed Transaction; the inability to complete the proposed Transaction due to failure to obtain approval of the shareholders of Sibanye or Stillwater or other conditions in the merger agreement; Sibanye’s ability to achieve anticipated efficiencies and other cost savings in connection with the Transaction; the success of Sibanye’s business strategy and changes thereto, exploration and development activities; the ability of Sibanye to comply with requirements that it operate in a sustainable manner; changes in the market price of gold, platinum group metals (PGMs) and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental tax health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans’ in its management positions; failure of Sibanye’s information technology and communications systems; the adequacy of Sibanye’s insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye’s operations; and the impact of HIV, tuberculosis and other contagious diseases. Further details of potential risks and uncertainties affecting Sibanye are described in Sibanye’s filings with the JSE and the SEC, including in Sibanye’s Annual Report on Form 20-F, for the fiscal year ended 31 December 2015 and the Integrated Annual Report 2015. These forward-looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute the solicitation of any vote, proxy or approval. In connection with the proposed Transaction, Sibanye intends to post to its shareholders a JSE Limited (“JSE”) Category 1 circular subject to the approval of the circular by the JSE and Stillwater has filed with the Securities and Exchange Commission (the “SEC”) relevant materials, including a proxy statement. The JSE Category 1 circular and other relevant documents will be sent or otherwise disseminated to Sibanye’s shareholders and will contain important information about the proposed Transaction and related matters. SHAREHOLDERS OF SIBANYE ARE ADVISED TO READ THE JSE CATEGORY 1 CIRCULAR AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement and other relevant documents will be sent or otherwise disseminated to Stillwater’s shareholders and will contain important information about the proposed Transaction and related matters. SHAREHOLDERS OF STILLWATER ARE ADVISED TO READ THE PROXY STATEMENT THAT HAS BEEN FILED AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. When available, Sibanye shareholders may obtain free copies of the JSE Category 1 circular by going to Sibanye’s website at www.sibanye.co.za. The proxy statement and other relevant documents may also be obtained, free of charge, on the SEC’s website (http://www.sec.gov). Stillwater shareholders may obtain free copies of the proxy statement from Stillwater by going to Stillwater’s website at www.stillwatermining.com.

PARTICIPANTS IN THE SOLICITATION

Sibanye, Stillwater and their respective directors and officers may be deemed participants in the solicitation of proxies of Sibanye’s and Stillwater’s respective shareholders in connection with the proposed Transaction. Sibanye’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Sibanye in Sibanye’s Annual Report on Form 20-F, for the fiscal year ended 31 December 2015, which was filed with the SEC on 21 March 2016. Stillwater’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Stillwater in Stillwater’s Annual Report on Form 10-K for the fiscal year ended 31 December 2015, which was filed with the SEC on 22 February 2016. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Transaction is included in the proxy statement that Stillwater has filed with the SEC.

NO OFFER OR SOLICITATION

This document is for informational purposes only and does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or any other jurisdiction. Any securities referred to herein that are being offered outside of the United States have not been, and will not be, registered under the U.S. Securities Act of 1933 and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements. The public offering of securities currently intended by the issuer to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company, its management and financial statements.

ADMINISTRATION AND CORPORATE INFORMATION

Sibanye Gold Limited

Incorporated in the Republic of South Africa

Registration number 2002/031431/06

Share code: SGL

Issuer code: SGL

ISIN: ZAE E000173951

Listings

JSE: SGL

NYSE: SBGL

Website

www.sibanyegold.co.za

Registered Office

Libanon Business Park

1 Hospital Street,

(Off Cedar Ave),

Libanon, Westonaria,

1780

South Africa

(Private Bag X5, Westonaria, 1780, South Africa)

Tel: +27 11 278 9600

Fax: +27 11 278 9863

Investor Enquiries

James Wellsted

Senior Vice President:
Investor Relations

Sibanye Gold Limited

Tel: +27 83 453 4014

+27 11 278 9656

E-mail: james.wellsted@sibanyegold.co.za

Corporate Secretary

Cain Farrel

Tel: +27 10 001 1122

Fax: +27 11 278 9863

E-mail: cain.farrel@sibanyegold.co.za

Directors

Sello Moloko(1) (Chairman)

Neal Froneman (CEO)

Charl Keyter (CFO)

Chris Chadwick(2)

Robert Chan(2)

Timothy Cumming(1)

Barry Davison(1)

Rick Menell(1)

Nkosemntu Nika(1)

Keith Rayner(1)

Susan van der Merwe(1)

Jerry Vilakazi(1)

Jiyu Yuan(2)

(1) Independent non-executive

(2) Non-independent non-executive

JSE Sponsor

JP Morgan Equities South Africa Proprietary Limited

(Registration number : 1995/011815/07)

1 Fricker Road

Illovo, Johannesburg

2196

South Africa

(Private Bag X9936, Sandton, 2196,

South Africa)

Office of the United Kingdom Secretaries

London

St James’s Corporate Services Limited

Suite 31, Second Floor

107 Cheapside

London

EC2V 6DN

United Kingdom

Tel: +44 20 7796 8644

Fax: +44 20 7796 8645

American Depository Receipts Transfer Agent

BNY Mellon Shareowner Services

PO Box 358516

Pittsburgh

PA15252-8516

US toll-free:

+1 888 269 2377

Tel: +1 201 680 6825

e-mail: shrrelations@bnymellon.com

Tatyana Vesselovskaya

Relationship Manager

BNY Mellon

Depositary Receipts

Direct Line: +1 212 815 2867

Mobile: +1 203 609 5159

Fax: +1 212 571 3050

Email: tatyana.vesselovskaya@bnymellon.com

Transfer Secretaries

South Africa

Computershare Investor Services Proprietary Limited

Rosebank Towers

15 Biermann Avenue

Rosebank

2196

(PO Box 61051, Marshalltown, 2107, South Africa)

Tel: +27 11 370 5000

Fax: +27 11 688 5248

Transfer Secretaries

United Kingdom

Capita Asset Services

The Registry

34 Beckenham Road

Beckenham

Kent

BR3 4TU

England

Tel:  0871 664 0300

[calls cost 10p a minute plus network extras, lines are open 8.30am — 5pm Mon-Fri] or

+44 20 8639 3399 (from overseas)

Fax: +44 20 8658 3430

e-mail: ssd@capitaregistrars.com

Auditors

KPMG Inc.

KPMG Crescent

85 Empire Road

Parktown

2193

Johannesburg

South Africa

Tel: +27 11 647 7111